4/23



03050248

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong & China Gas Co Ltd

*CURRENT ADDRESS

**FORMER NAME



PROCESSED MAY 08 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1543 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03

The Hong Kong and China Gas Company Limited



ANNUAL REPORT 2002

Contents

2 The Year's Highlights

3 Five-Year Summary

4 Chairman's Statement

8 Highlights of the Hong Kong Business

10 Highlights of the China Business

12 Board of Directors

13 Biographical Details of Directors

15 Executive Committee

16 Business Review

44 Five-Year Financial Statistics

45 2002 Financial Analysis

46 Comparison of Ten-Year Results

48 Report of the Directors

53 Auditors' Report

54 Consolidated Profit and Loss Account

55 Consolidated Balance Sheet

56 Balance Sheet

57 Consolidated Cash Flow Statement

58 Consolidated Statement of Changes in Equity

59 Notes to the Accounts

85 Corporate Information and Financial Calendar

Expanding Horizons

Our vision: We have a pioneering spirit. When the Company was incorporated in 1862, it was content to merely light up the streets of Hong Kong. Since then we have moved with the beat of progress, growing our product range, enhancing our services, and extending our reach. By 2002, our expanding horizons embraced no less a vision than to become Asia's leading clean energy supplier and quality service provider, with a primary focus on gas.

Our commitment: We are dedicated to maintaining high standards of corporate governance and demonstrating transparency in our accounting and financial information, to ensuring the integrity and safety of our gas network, to preserving and protecting the environment and not least, to being a caring corporate citizen. Last year, our commitment to green policies and support for the less privileged in our society won us respectively, two coveted environmental awards and several honours for our community involvement.

Our strategy: We understand the importance of managing change whilst working to ensure an economic return on investment. Creative marketing initiatives kept our brand at the forefront of consumers' minds and encouraged sales during 2002. Opening our second flagship Towngas Avenue also boosted our quality-service image. Meanwhile, prudent gas network expansion means we are ready to capitalise on promising local developments such as the IT-driven Cyberport campus, the strategically located R&D Science Park and the up-coming Hong Kong International Theme Park as they all gear up for business.

Our future: We have our sights trained on emerging markets. In mainland China, we are forging a future backed by our reputation for innovation, safety and reliability. The dynamics of the world's largest potential energy-consuming population are rapidly changing as the push for clean fuel helps drive economic growth. Towngas' interests in the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project, the mega West-to-East Gas Pipeline Project and burgeoning city piped gas businesses have given us an enviable leading-edge into China's escalating natural gas market.

Our performance: We know market share rests on confidence and integrity. In 2002, we made steady progress, despite the tighter economy, due to our well-managed core business, judicious investment strategies and the enormous promise of our mainland ventures. Our share buyback policy also helped realise an increase in earnings per share. With our deep well of talent, experience and assets, we therefore remain optimistic we can sustain momentum by continuing to expand our horizons in the years to come.

The Year's Highlights

	2002	2001	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,470,738**	1,407,408	+4
Number of Customers per km of Mains	**502**	490	+2
Installed Capacity, thousand m^3 per hour	**458**	458	–
Peak Hourly Demand, thousand m^3	**450**	424	+6
Town Gas Sales, million MJ	**26,641**	26,564	–
Number of Employees as at 31st December	**1,989**	1,956	+2
Number of Customers per Employee	**739**	720	+3
Financial			
Turnover, HK million dollars	**6,878**	6,857	–
Profit attributable to Shareholders, HK million dollars	**3,087**	3,183	-3
Dividends, HK million dollars	**1,992**	1,831	+9
Shareholders			
Issued Shares, million of shares	**5,691**	5,204	+9
Shareholders' Funds, HK million dollars	**16,611**	17,201#	-3
Earnings per Share, HK cents	**54.2**	53.0*	+2
Dividends per Share, HK cents	**35.0**	31.8*	+10
Shareholders' Funds, HK dollars per share	**2.92**	3.01#*	-3
Number of Shareholders as at 31st December	**13,582**	13,047	+4

Adjusted for adopting SSAP 34

* Adjusted for bonus issue in 2002

Five-Year Summary

Town Gas Sales
Company (Million MJ)



30,000
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02
Industrial
Commercial
Residential

Number of Customers per Employee (Company)



800
700
600
500
400
300
200
100
0
98
99
00
01
02

Profit Attributable to Shareholders (HK$ million)



3,300
3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
2,400
2,300
98
99
00
01
02

Dividends
(HK$ million)



2,100
1,800
1,500
1,200
900
600
300
0
98
99
00
01
02

Chairman's Statement



"The Group's businesses maintained steady development in 2002... The Board of Directors looks forward to yet another year of steady growth in 2003."

The Year's Results

The Group's businesses maintained steady development in 2002. Total gas sales volume in Hong Kong rose by 0.3 per cent over the previous year. Profit attributable to shareholders for the year was HK$3,087 million, a decrease of HK$96 million, or 3.0 per cent, as compared with 2001. As there were share repurchases during 2002, earnings per share increased from HK 53.0 cents to HK 54.2 cents, representing 2.3 per cent growth over 2001.

During the year under review, the Group further invested HK$653 million in pipelines and facilities. As at the end of 2002, the number of customers reached 1,470,738, an increase of 63,330 over 2001.

Business Development in China

To increase our investment in mainland gas projects is a long-term strategic priority for development of the Group's core business. China's entry into the World Trade Organisation is boosting prosperity of the national economy leading to an increasing need for energy, in particular a surge in the demand for clean fuel. It is the national policy of mainland China to improve the air quality of its cities through improving the energy structure. This can be achieved by promoting the use of natural gas to replace coal and heavy oil. The construction of infrastructure for the supply of natural gas is therefore encouraged. In line with this environmental policy of mainland China, the Group is actively participating in some of the major national environmentally-friendly energy projects, including the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline project and the West-to-East gas pipeline project. Investment in these two national energy projects has helped the Group to tap into downstream city gas businesses. We are also making good progress in our negotiations with some economically prosperous cities in South, East and Central China on a number of gas investment projects.

During the year, the Group's business developments focused on Guangdong, Jiangsu, Shandong Provinces, etc. With a vast territory, large population and thriving commercial and industrial activities, these regions are expected to be supplied with natural gas within the next few years. The Group currently has 12 city piped gas joint venture projects in mainland China and has also entered into framework agreements with Nanjing, the capital city of Jiangsu Province, and Wuhan, the capital city of Hubei Province, in 2002. It is expected that sino-foreign equity joint venture contracts will be concluded with these two cities in the second quarter of 2003 and construction of infrastructure for the supply of natural gas will commence thereafter. The Group will continue to negotiate with more mainland cities for prime piped gas joint ventures.

In tandem with the strategy for the development of energy businesses in mainland China, the Group has set up an investment holding company, Hong Kong & China Gas Investment Limited, the incorporation of which was approved by the State Ministry of Foreign Trade and Economic Cooperation in February, 2002. Incorporated in Shenzhen, Guangdong Province, this holding company is responsible for managing the Group's investments in mainland China.

Environmentally-friendly Energy Businesses

The business of ECO Stations is run by a wholly-owned subsidiary company of the Group. There are currently 12 dedicated liquefied petroleum gas (LPG) filling stations in Hong Kong, of which five are ECO Stations located at West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. Currently, some 16,800 taxis representing about 90 per cent of taxis in Hong Kong have already switched to use LPG as fuel. ECO Stations' current market share is approximately 33 per cent. The business of ECO Stations generates steady revenue for the Group.

Pipelaying Projects

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly.

Pipelaying work for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase once the theme park opens in 2005.

Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok was completed on schedule.

International Recognition

The Group gives high priority to quality management, customer services and enhancement of shareholder value and this has consistently won us public recognition, both locally and abroad. Last year, the Group continued to be rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's survey of Asia's Leading Companies. Also, the Group was presented once again with the "CFO Asia Performance 100" Award by the financial magazine, CFO Asia. The Group was rated as one of the top five among Asian listed companies and was ranked second in Hong Kong, demonstrating a remarkable achievement.

Last year, among the 400 A-List companies selected worldwide by the financial magazine, Forbes, the Group was one of the three Hong Kong companies included in the List. The A-List is a key index of rating companies worldwide in respect of their profitability, creation of shareholder value, etc. Also, the Group continued to be one of the top ten companies in the list of 2002 Chinese Business 500 announced by the Yazhou Zhoukan and was ranked fifth in Hong Kong.

Property Developments

After conducting a feasibility study of the Ma Tau Kok South Plant site development, the Group and Henderson Land Development Company Limited (Henderson Land) embarked on the development of the residential portion of the project in August 2002. Henderson Land will be entitled to 27 per cent of the net sales proceeds of the residential portion at a total consideration of HK$380,529,324. The shopping mall and car park portion will be developed as a long-term investment of the Group. The site will comprise five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 978,000 square feet and the total floor area of the project will exceed 1.1 million square feet. Foundation work is now in progress and construction of the superstructure will commence in the second half of 2003. The project is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. The office tower and the shopping mall of Phase One have been substantially leased. Phase Two will comprise the 88-storey Two International Finance Centre office tower which is scheduled for completion in mid-2003. The upper 14 floors of the office tower have been sold to the Hong Kong Monetary Authority at HK$3,699 million. The hotel complex of the project comprising one six-star hotel tower and a service apartment tower will be managed by Four Seasons Hotels and Resorts. There will also be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong. The project is scheduled for completion by the end of 2004.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse development project. Construction of the superstructure is now in progress and the project is expected to be completed in 2005.

Residential buildings with a total gross floor area of approximately 1.4 million square feet will be developed. Since this is a waterfront site providing the residential units with scenic seaviews, demand for the residential apartments is expected to be promising.

Employees and Productivity

The number of employees engaged in the town gas business was 1,989 as at the end of 2002, an increase of 1.7 per cent as compared with 2001; at the same time the number of customers grew by 4.5 per cent and overall productivity rose by 2.6 per cent. Total remuneration for the employees engaged in the town gas business amounted to HK$656 million for 2002 and HK$657 million for 2001. The Group offers our employees rewarding careers based on their capabilities and performance and provides them with various types of training in the areas of technical know-how and management skills. The Group will continue to enhance productivity whilst providing our customers with quality services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Finance

The Group's financial position remains strong. As at the end of 2002, the Group had net cash of about HK$1,190 million and bonds and notes of about HK$1,450 million, ready to meet future expansion needs.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 17th April 2003. Including the interim dividend of HK 12 cents per share paid on 21st October 2002, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2003 shall not be less than that for 2002.

Future Outlook

Hong Kong's economy remained sluggish during the year. To ease the financial burden on our customers, the gas tariff and monthly maintenance charge remained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth.

The Company expects a 3 per cent increase in gas sales volume and the addition of about 55,000 new customers in 2003. The Board of Directors looks forward to yet another year of steady growth in 2003.

LEE Shau Kee
Chairman

Hong Kong, 5th March 2003



Towngas' strong commitment to the environment was recognised at the 2002 Hong Kong Eco-Business Awards, where we received the Grand Award in the Green Office (Large Organisations) category.



The Hong Kong Retail Management Association honoured our outstanding customer services by presenting us with its Customer Service Award in the Hong Kong Award for Services 2002.


200
FAR EASTERN ECONOMIC
REVIEW
ASIA'S LEADING COMPANIES
in association with
DHL

The Far Eastern Economic Review once again named us one of Hong Kong's top ten companies in Review 200.

Highlights of the

We won the Hong Kong Awards for Industry: the Federation of Hong Kong Industries Consumer Product Design Award for developing the world's first Automatic Meter Reading System using gas pipes for data transmission.





The Business Environment Council's Environmental Performance Award was granted to us for our achievements in environmental performance for the second year running.

- Came fifth in the Performance 100 Award organised by CFO Asia for value creation.
- Received the President's Award from the Community Chest for the eighth consecutive year.
- Ranked ninth in the 2002 Yazhou Zhoukan Chinese Business 500 listing and ranked fifth in the Top Ten Hong Kong Chinese Business.
- Selected as one of the world's 400 A-List companies by Forbes magazine.
- Received Caring Company Award from Hong Kong Council of Social Services.



Our fifth ECO Station became an instant hit with the drivers of LPG-fuelled taxis when it opened in bustling Wan Chai.

Homemade mooncakes baked by Towngas volunteers touched the hearts of the elderly during the Mid-Autumn Festival.



Hong Kong Business


2002美食之最大賞
Best of the Best Culinary Awards

Our sponsorship of Hong Kong's Best of the Best Culinary Awards for a second year reinforced our commitment to boosting Hong Kong's image as a gourmet's paradise.

Our second Towngas Avenue store, catering to Hong Kong's sophisticated lifestyles, opened in the shopping hub of Causeway Bay.



The former Chinese Premier Zhu Rongji and other dignitaries attended the signing ceremony of the joint venture contract for the massive West-to-East Gas Pipeline Project. Towngas is one of the stakeholders in this ground-breaking project.



The new joint venture in Changzhou strengthens our city piped gas developments in the Yangtze River Delta.



Highlights of the



We consolidated our presence in Shandong Province with the establishment of our city piped gas joint venture in Zibo.



Staff from our mainland joint ventures receive technical training at the Technical Training Centre in Dongyong, Guangzhou.

The signing of framework agreements with Nanjing (left) and Wuhan (right) represented a major breakthrough in the development of the Company's city piped gas business.





China Business



By showcasing the latest gas home appliances, the Yixing Customer Centre helps foster a more contemporary lifestyle among our mainland customers.



GH-Fusion, our joint venture to manufacture polyethylene pipe fittings, officially opened its plant in Zhongshan, Guangdong Province.

Board of Directors



From left to right

(Front row)

David Li Kwok Po	**Lee Hon Chiu**	**Lee Shau Kee** *Chairman*	**Liu Lit Man**

(Back row)

James Kwan Yuk Choi	**Alfred Chan Wing Kin**	**Colin Lam Ko Yin**	**Lee Ka Kit**
Ronald Chan Tat Hung	**Leung Hay Man**	**Lee Ka Shing**	

Biographical Details of Directors

Dr. LEE Shau Kee D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.)
Chairman & Non-executive Director
Aged 75. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 45 years. Dr. Lee is Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited, Chairman of Henderson Cyber Limited and Miramar Hotel and Investment Company, Limited, Vice Chairman of Sun Hung Kai Properties Limited and Director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. The relationship of Dr. Lee and the companies which have disclosable interests in the Company under the provisions of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") is stated in the notes on "Substantial Shareholders' Interests" on page 50 of this Annual Report. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Directors of the Company.

Mr. LIU Lit Man G.B.S., J.P., F.I.B.A.
Independent Non-executive Director
Aged 73. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is Executive Chairman of Liu Chong Hing Bank Limited, Chairman of both Liu Chong Hing Investment Limited and Liu Chong Hing Insurance Company Limited and Director of Asia Commercial Bank Limited and COSCO Pacific Limited. Mr. Liu was Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, Manager of Liu Po Shan Memorial College, Director of New Asia College of the Chinese University of Hong Kong, founding member of the Court of the Hong Kong Polytechnic University and the founder and Supervisor of Chiu Chow Association Secondary School.

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.
Non-executive Director
Aged 68. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development and Henderson Investment have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders' Interests" on page 50 of this Annual Report for details).

Dr. LEE Hon Chiu G.B.S., D.B.A. (Hon.), LL.D. (Hon.)
Independent Non-executive Director
Aged 74. Dr. Lee was appointed to the Board of Directors of the Company in 1983. He is Director of China Unicom Limited. He is also Chairman of the Council of The Chinese University of Hong Kong. Dr. Lee has more than 45 years' experience in business and property investment in Hong Kong.

Mr. Colin LAM Ko Yin B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.
Non-executive Director
Aged 51. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 29 years' experience in banking and property development. Mr. Lam is Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Hong Kong Ferry (Holdings) Company Limited, Director of Henderson China Holdings Limited, Henderson Cyber Limited, Henderson Development Limited ("Henderson Development"), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer") and Disralei Investment Limited ("Disralei Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer and Disralei Investment have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders' Interests" on page 50 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po G.B.S., O.B.E., J.P., M.A., Hon. LL.D (Cantab), Hon. D.Soc.Sc., F.C.A., F.C.P.A., F.H.K.S.A., F.C.I.B., F.H.K.I.B., F.B.C.S., F.C.I.Arb.
Independent Non-executive Director
Aged 63. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Dr. Li is also Director of PCCW Limited, Henderson Cyber Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee, Director of the Mandatory Provident Fund Schemes Authority and Member of the Legislative Council of the Hong Kong Special Administrative Region.

Mr. LEE Ka Kit

Non-executive Director

Aged 39. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"). Mr. Lee is also Chairman and President of Henderson China Holdings Limited and Director of Henderson Cyber Limited. Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders' Interests" on page 50 of this Annual Report for details). Mr. Lee is the son of Dr. Lee Shau Kee, Chairman of the Company and the brother of Mr. Lee Ka Shing, another Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 31. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is Executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment"), Henderson Development Limited ("Henderson Development"), Henderson China Holdings Limited and Henderson Cyber Limited. Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders' Interests" on page 50 of this Annual Report for details). Mr. Lee is the son of Dr. Lee Shau Kee, Chairman of the Company and the brother of Mr. Lee Ka Kit, another Director of the Company.

Mr. Alfred CHAN Wing Kin B.Sc. (ENG), M.Sc. (ENG), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.Inst.E.

Managing Director

Aged 52. Mr. Chan joined the Company as General Manager – Marketing in 1992 and was appointed as General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as Managing Director in May 1997. Mr. Chan is Director of Henderson Cyber Limited and the subsidiary companies of the Group. He is also Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China, Chairman and Director of the Group's joint venture companies in China. Mr. Chan is Member of the Tenth Wuhan Committee of the Chinese People's Political Consultative Conference, Standing Director of China Gas Association. He is also Member of the Hong Kong Gas Safety Advisory Committee and Deputy Chairman of the Council of The Hong Kong Institute of Education.

Mr. Ronald CHAN Tat Hung

F.C.C.A., F.C.M.A., F.C.P.A., F.C.I.S., F.H.K.S.A., M.H.K.S.I.

Executive Director and Company Secretary

Aged 59. Mr. Chan joined the Company as Chief Accountant in 1973. He was promoted to Financial Controller & Company Secretary in 1980 and was appointed to the Board of Directors of the Company as Finance Director in 1988 and as Executive Director in 1995. Mr. Chan is Director of the subsidiary companies of the Group. He is also Director of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China, Director of the Group's joint venture companies in China. Mr. Chan is Director of companies for four major prime property development projects at Ma Tau Kok South Plant Site, King's Park Hill, Sai Wan Ho Ferry Concourse and Airport Railway Hong Kong Station. He has more than 33 years' experience in the utilities businesses and finance in Hong Kong.

Mr. James KWAN Yuk Choi B.Sc. (ENG), M.B.A., M.B.I.M., C.Eng., F.I.G.E.M., F.H.K.I.E., F.I.Mech.E., F.Inst.E., F.C.I.B.S.E.

Executive Director and Chief Operating Officer

Aged 52. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as Director & General Manager – Marketing & Customer Service in May 1997, as Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is Director of the subsidiary companies of the Group. He is also Director and Senior Vice President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China, Director of the Group's joint venture companies in China. He was elected the President of the Institution of Gas Engineers, UK, in 2000 and is currently the Vice President of the Hong Kong Institution of Engineers.

Executive Committee



From left to right

(Front row)

Ronald Chan Tat Hung

Executive Director and Company Secretary

Alfred Chan Wing Kin

Managing Director

James Kwan Yuk Choi

Executive Director and Chief Operating Officer

(Back row)

Sunny Lee Wai Kwong

Chief Information Officer

Yeung Ka Sing

Head – Corporate Human Resources

Business Review

HONG KONG MARKET PERFORMANCE

The number of residential customers grew by 4.5 per cent during 2002, better than expected, given the slow-down in property developments and the Government's decision to stop selling Home Ownership Scheme flats. The industrial and commercial sector was also weak. As a result, overall gas consumption was trimmed, rising by a modest 0.3 per cent in the wake of a lacklustre economy and unseasonably warm weather throughout the year.

Residential Market

An innovative mix of marketing and policy strategies impacted bottom line profits last year, and continued to help position gas as an energy source of choice rather than just a commodity of necessity. By opening a second Towngas Avenue in the heart of the main shopping district in December 2002, we further expanded our highly successful customer store concept where we showcase quality gas products in lifestyle settings. We also kept our own TGC brand at the forefront of customers' minds by launching a built-in hotplate with a super-durable surface in lustrous colours, designed to add style and convenience to kitchen layouts. In addition, we successfully promoted our extensive product range and services through Towngas exhibitions at busy shopping malls.

Promoting gas as a lifestyle choice and versatile energy source is enhancing the Company's bottom line

During 2002, we sold 13,750 gas dryers, inclusive of our newly introduced compact 2-in-1 washer/gas dryer, and over 16,000 of our highly convenient built-in rice cooker stoves. These products boost a household's monthly gas consumption by 30 per cent and 10 per cent respectively. A trade-up campaign to encourage installation of larger capacity water heaters also realised a remarkable 6.5 times more sales in this sector than in 2001, whilst teaming up with property developers stimulated bulk purchases of appliances.


TGC

TGC 2-in-1 washer/gas dryer has maintained the position as one of the most popular washer/dryers used by Hong Kong families.

Commercial and Industrial Market

Economic sluggishness had a knock-on effect on Hong Kong's commercial sector over the last year, with both slow take-up of new property developments and mediocre business within the restaurant trade. Nevertheless, our most successful products – steam and hot water boilers, cabinet food steamers, dishwashers and absorption chillers amongst others – continued to be popular bolstered by professional gas cooking competitions, targeted campaigns and aggressive marketing.

We continued to support the Hong Kong Tourism Board's "Best of the Best Culinary Award" for the second year running, as this displays both the skills of the territory's gifted pool of elite chefs cooking with gas and advantages of town gas as a versatile energy source. Our team-up with the Bakery and Confectionery Association to hold a Pie and Tart competition in June was similarly successful through promoting the creative gas baking techniques of our young chefs-about-town.

Number of Customers

Company (Thousand)


1,600
1,400
1,200
1,000
800
600
400
200
0
98
99
00
01
02





Gas-fired desiccant dehumidifiers significantly reduce the hot and humid conditions at Hong Kong's bustling wet markets; at the same time they also save energy.

Our reputation as a pioneer in the development of sophisticated gas technology products was boosted last year, following a Towngas and Housing Department joint research project which suggested that not only were the hot and humid conditions in one of Hong Kong's wet markets being brought down to a comfortable level by gas-fired desiccant dehumidification, but that energy savings of over 20 per cent were also being achieved. Gas desiccant dehumidifiers are therefore gaining ground as ideal building services equipment for complexes which need to ensure comfortable and reliable indoor air quality such as hospitals, function rooms, swimming pools and supermarkets.

Town Gas Sales per Employee

Company (million MJ)


16
14
12
10
8
6
4
2
0
98
99
00
01
02



Our new line of range hoods monitors temperature and smoke levels, and automatically adjusts to ensure proper ventilation.

The Airport Railway Hong Kong Station project, in which Towngas holds a 15 per cent interest, also offers promising demand for future gas utilisation. Targeted for completion in phases from 2003 to the end of 2004, this huge development will eventually provide six-star luxury hotel accommodation, a large shopping and entertainment complex and a grade A 88-storey office block in the heart of Hong Kong's central business and shopping district.

MAINLAND CHINA

China has strong environmental and strategic imperatives to bring clean fuels, and in particular natural gas, to its rapidly expanding city regions. Natural gas is expected to supply about 8 per cent of the mainland's energy needs by 2010, up from around 3 per cent in 2002, with this fast rate of growth anticipated to continue in the following decade. Towngas' well-regarded experience and close mainland connections add significant leverage to our China business ventures.

Strategic Joint Ventures

Towngas looks for major equity shareholding in our joint ventures (JVs) so as to best utilise our management expertise and gas experience to develop city piped gas projects into prosperous businesses. In addition, we seek terms and conditions which will ensure long-term investment returns. In line with this policy, we expanded our portfolio by concluding another seven joint venture deals during 2002. As a result, gas consumption grew by 130 per cent and net profit contribution by more than 180 per cent year-on-year. However, consumption will only really take off once natural gas becomes readily available. We anticipate that our investment will swiftly increase as our projected number of JVs rises from 12 in 2002, to 20 by 2005. Following approval from the Ministry of Foreign Trade and Economic Cooperation of China, Hong Kong & China Gas Investment Limited was established in 2002 to act as the asset management arm of the Company's mainland ventures and spearhead more efficient resource allocation among individual JVs.

The Pearl River Delta, essentially Hong Kong's manufacturing hinterland, is home to our three earliest JVs, all in Guangdong Province and all now profitable. In 2002, we added Guangzhou Jianke and are in the process of establishing a JV in Zhuhai. We will continue to actively seek investment opportunities in this region, which is fast becoming the new workshop of the world. Once the Guangdong Liquefied Natural Gas (LNG) Terminal comes into operation in 2006, gas consumption is expected to rapidly increase through city pipeline networks.

> "China's search for energy security and clean fuels heralds the emergence of a vast market to support its fast-growing economy"

Towngas is present in China's most economically vibrant cities and regions and is an integral partner in the development of the country's growing backbone of natural gas infrastructure.



Towngas' City Piped Gas Joint Ventures in Mainland China

1. Zhuhai
2. Zhongshan
3. Panyu
4. Guangzhou (Science City)
5. Guangzhou (Dongyong)

6. Wuhan

7. Tongxiang
8. Suzhou Industrial Park
9. Yixing
10. Nanjing
11. Changzhou
12. Taizhou

13. Laoshan
14. Jimo
15. Zibo
16. Longkou



○ Established JVs
● Signed Framework Agreement
○ Being established
— West-to-East Gas Transmission Pipeline
•••• Guangdong Liquefied Natural Gas Project


港华投资有限公司
Hong Kong & China Gas Investment Limited
Member of the Hong Kong and China Gas Group

Hong Kong & China Gas Investment Limited, established in 2002, is the asset management arm of our strategic mainland joint ventures.

The Yangtze River Delta is one of China's economic powerhouses. Our goal is to create a strong city natural gas network eventually fed by offtake from the West-to-East gas pipeline. We expanded our footprint in Jiangsu Province during 2002 by adding two new JVs, located at the transportation hub of Taizhou and the industrial centre of Changzhou, to already operational JVs at Suzhou Industrial Park and Yixing. Three others are under discussion. A framework agreement signed with Nanjing, the region's foremost metropolis with projected annual gas consumption of over 800 million cubic metres, is expected to receive formal authority approval by mid 2003. We are also currently establishing a JV at Tongxiang and exploring other possibilities in Zhejiang Province, a prosperous region just south of Shanghai where high standards of expertise and technical know-how from participants in natural gas ventures is at a premium.

Shandong Province is an expanding industrial eastern seaboard area, located south of Tianjing across the Bohai Sea. In 2002, we established JVs in the ceramic and porcelain city of Zibo, in the port city of Longkou, and in the Laoshan industrial district of Qingdao (set to host the 2008 Olympic Games sailing events). Together with Jimo, these four JVs now strategically position Towngas to capitalise on the Beijing Government's pollution reduction programme for the whole province due to start in May 2003. We also anticipate harnessing natural gas from Henan and the Ordos Basin by 2003, and the Bohai Basin by 2005.

Hubei's provincial capital, Wuhan, located in extreme weather-prone central China, has a rapidly industrialising population of over 4 million. It is estimated Wuhan's natural gas consumption will exceed 1.2 billion cubic metres within a few years, once PetroChina completes its 700 km pipeline link to Zhong Xian by 2004. Towngas' JV framework agreement signed in May, with a total projected investment of over HK$1.1 billion, signifies our exceptionally positive outlook from this large undertaking. Formal approval from relevant authorities is expected by the second quarter of 2003.

West-to-East Gas Pipeline Progress

The construction of this mega PetroChina-led natural gas pipeline backbone for new energy services, of which Royal Dutch/Shell and Towngas jointly hold a 15 per cent equity interest, is ahead of schedule. Towngas is well placed to exploit this first supply of clean energy, especially in the Yangtze River Delta region where initial commercial availability is expected by early 2004.

Guangdong LNG Terminal

Given the long distances from other pipelines and gas reserves, the Pearl River Delta's gas network will be significantly enhanced once the Guangdong LNG Receiving Terminal is complete in three years' time. Phase One has an anticipated capacity of 3 million tonnes, sufficient to feed the whole region, including all Towngas businesses. The Company has a 3 per cent stake in the LNG Terminal and is well placed to leverage its investment in this booming economic zone once offtake begins.

Other Business Initiatives

The construction of infrastructure associated with gas pipeline expansion is giving rise to a number of opportunities that complement Towngas' natural gas market development initiatives. Since establishing GH-Fusion Limited, with Fusion Group (Holdings) plc of the UK in 2000 for example, demand for our high quality polyethylene connecting fittings for gas and water pipe systems has been extremely strong.



A shuttle kiln powered by gas supplied by our city piped gas joint venture in Yixing, Jiangsu Province.

Following this success, we are currently exploring options for forming strategic alliances to jointly capitalise on the need for high-pressure regulating stations to boost natural gas through the mainland's long distance pipelines.

Brand Awareness and Product Growth

We made a concerted effort to raise our brand image in the mainland during 2002 by upgrading the interiors of newly opened customer centres in Suzhou and Yixing. Spacious stores with customer-friendly staff showcase imaginative home layouts displaying the latest appliance ranges including cookers, water heaters, central heating units and, a novelty for China, gas fires. Our goal is to develop a unique retail environment that will drive loyalty and repeat visits.

Future Prospects

China's strong economy, expanding industrial base, rising disposable incomes especially in coastal cities, and aggressive pursuit of pollutant-free energy sources is driving an enormous potential natural gas market. Therefore we will vigorously continue our search for lucrative opportunities to build critical mass where it matters – in affluent city areas which have rapidly rising residential and industrial demand – to broaden gas utilisation and enhance profit prospects. In this respect, increasing the number of joint ventures in strategic locations and creating cluster synergies is crucial to delivering on Towngas' mainland strategy.

NEW BUSINESSES

Diversification into gas-related businesses in recent years has both added to our portfolio and contributed to earnings and cash flow. We have sought niche market opportunities that capitalise on our experience and expertise, our commitment to environmental protection and clean-energy supply, and our established name for service quality.

U-Tech

Increasingly, U-Tech Engineering Company Limited (U-Tech) seeks to benefit from strong environmental imperatives to reduce open-cut trenching and pipeline construction, complete work quickly and by-pass physical constraints with the minimum of disturbance. During 2002, U-Tech successfully installed all underground utilities for one of the Government's major housing developments, ahead of agreed deadlines. As a result, U-Tech's growing reputation won it a HK$22 million chlorination plant relocation contract from the Highways Department last year. U-Tech has also formed a strategic alliance to bid for the Water Supplies Department's mega



U-Tech's trenchless technology for pipe-laying greatly reduces disturbance to the public and the environment. Here, engineers use pipe ramming to lay 1,800 mm-diameter pipes in Lok Ma Chau, the largest such project in Hong Kong.

pipe replacement projects, forecast to last throughout the decade. With its exacting standards, U-Tech has now succeeded in positioning itself as a major player in trenchless engineering with strong potential leverage to capture future new business, both in Hong Kong and in the mainland.



With the establishment of the fifth ECO Station in Wan Chai, Towngas reinforces its commitment to incorporating environmental protection into its business development plans.

Liquefied Petroleum Gas (LPG) Filling Stations

The Government is intent on reducing harmful vehicle emissions, not least by switching Hong Kong's 18,000-strong taxi fleet from diesel to LPG. Towngas' ECO Stations sell around 60,000 tonnes of LPG annually and have secured a third of market share in the last two years. During 2002, turnover increased by 28 per cent helped by opening a fifth station in August in the key downtown location of Wanchai. We expect business in this sector to remain robust, particularly with the Government's endorsement of voluntary conversion to LPG of over 4,000 public minibuses and on-going commitment to improve the metropolis' air quality.

Niche market diversification is creating long-term steady revenue

iCare

Since launching iCare 1608 at the end of 2001, this IDD retail service has attracted 65,000 customers and begun to generate a pleasing income stream. Buoyed by this success, iCare further added to its portfolio in 2002 by introducing iCare Broadband - offering several family Internet log-on accounts and generous e-mail storage facilities, a Do-It-Yourself Domain - allowing customers to host their own websites in order to communicate more efficiently with social and business associates, and a cost-effective Fax-to-Email service – eliminating the need for a fax machine. All these new activities have seen good initial response rates and bode well for future return on investment.

SERVICE INITIATIVES

Towngas appreciates that proactive initiatives, backed by our hallmark reputation for reliability and service, are powerful consumer acquisition and retention tools. Throughout 2002, we focused on enhancing customer convenience and communications. We were therefore delighted to receive the Hong Kong Retail Management Association Customer Service Award in December, a much-prized seal of approval.

Automatic Meter Reading System

Towngas' Automatic Meter Reading System (AMR) is believed to be the first system in the world designed to collect accurate gas consumption data within high-rise buildings, without the necessity for manual readings. We were then very pleased when AMR won the coveted 2002 Federation of Hong Kong Industries Consumer Product Design Award in recognition of its ground-breaking invention. To date, Towngas has fitted out over 6,000 apartments with AMR devices in both public and private developments. With more installations due on stream, AMR is thus on track to become a standard feature of modern homes in the future.

Continuing Service Diversity

Whilst safety and trust form the cornerstone of our top-notch customer service, perpetual enhancements maintain our leading-edge position. Mindful that convenience and flexibility are a high priority for Hong Kong people, we initiated a one-hour appointment scheme in 2002, subsequent to a same day on-demand scheme launched in 2001. Last year we also introduced an e-bill enquiry service, enabling customers to check their bill information and update their personal details without having to contact our staff, and launched a free self-reading gas meter reminder service to facilitate accurate, rather than estimated, monthly accounts.

It was especially satisfying to offer a number of new services to the visually-impaired during 2002, such as Chinese and English Braille gas bills, Braille labelled hotplates with flame-failure safety features, and a barrier-free website. This latter project was voted one of the Ten Most Outstanding Programmes for the Visually-Impaired in March 2002 by the Hong Kong Blind Union.


Superior quality
service, a customer-
orientated mindset and
a firm commitment
to the basics are
maintaining positive
consumer sentiment

Towngas Avenue extended the footprint of its lifestyle store concept, offering comprehensive services and gourmet dining in a cosy environment, by opening a second store in Causeway Bay.

Listening and Learning

In 2002, we were highly gratified to receive a record number of 1,637 compliment letters in appreciation of our high service standards. A main way we strive to maintain continuing excellence to our customers is through our Customer Focus Teams, who provide a platform for direct communication and promotion of safety and environmental programmes within housing developments. During 2002, the teams held 25 meetings, establishing a conduit for feedback on our products and services. Complementing this scheme, Towngas District Council Focus Teams also took part in over 100 functions throughout the year, creating a further link to the community through local councillors.

Number of Customers per km Mains (Company)


510
500
490
480
470
460
450
440
430
98
99
00
01
02

Towngas Service Pledge

May 2001 to April 2002

We pledge		We achieved
Reliability	Uninterrupted gas supply	**99.995%**
	Restoration of gas supply within 24 hours	**100%**
Safety	Emergency Teams arrive on site within 45 minutes[1]	**99.93%**
Appointments	Availability within 2 working days	**1.04 working days on average**
	Keeping appointments[2]	**93.87%**
Speed and Convenience	Customer Service Hotline	
	– Calls answered within 5 rings	**97.83%**
	– Less than 1 minute to get access to our staff	**96.10%**
Service Attitude	Courteous and friendly[3]	**8.63 (maximum score:10)**
Handling Suggestions	Handled written comments or suggestions within 3 working days	**100%**

1 Average 20.58 minutes.
2 Based on results of monthly surveys conducted between May 2001 and April 2002.
3 Based on monthly surveys conducted between May 2001 and April 2002 by an independent research company.

Towngas Service Pledge Results

We exceeded most of our Service Pledge targets for the period 2001-2002. This underlines yet again, our uncompromising commitment to ensuring safety and reliability of gas supply, speed and convenience in contacting our hotline, and fast emergency response time. As part of these service level measurements, monthly customer surveys, conducted by an independent research company, also recorded a satisfying upward trend in customer ratings relating to our employees' courteous and friendly attitude.

EMPLOYEES AND PRODUCTIVITY

We seek to build close connections with our employees through our human resources policies, provision of personal learning opportunities and support for career development. In return, Towngas people give us back the skills, creativity and loyalty that foster increasing productivity, improved performance, greater efficiency and above all, a "can-do" culture.

Redeployment, Productivity and Creativity

Despite an on-going tariff freeze, in effect since 1998, we have adopted a strategy of natural attrition and redeployment, rather than implementing a redundancy programme. We met our workforce targets for 2002 by continuing to redeploy employees into such critical areas as our strategic China business ventures, Towngas Avenue, U-Tech, iCare and ECO Stations. At the same time, a range of initiatives also contributed to on-going productivity gains of 2.64 per cent year-on-year, measured in terms of customer numbers per employee. Our Superior Quality Service (SQS) programme plays a pivotal role in helping to realise such encouraging results by inspiring a culture that embraces problem-solving, change-orientated and strategic thinking teamwork. During 2002, SQS contributed savings of HK$20 million by completing 76 projects covering innovative customer service, product development, safety and improved efficiency programmes.

Roll-out of SQS in the mainland also began to see results last year, furthering a more culturally aligned and creative workforce and complementing professional development programmes run by the Hong Kong and China Gas Technical Training Centre, located at Guangzhou, Guangdong. Although only officially inaugurated in December, the Centre had already hosted a number of significant workshops for JV partners, in such areas as gas technology, appliance installation and maintenance, and customer service skills.

Continuous Learning Strategies

Our Hong Kong based Technical Training Centre (TTC) is the key link in maintaining a pool of highly trained technicians and engineers, whereas Learning and Development Section (LDS) acts as our main arm for delivering highly focused programmes to support business growth. During 2002, TTC graduated 25 apprentices and 30 registered gas installers whilst LDS provided each of our employees with 50 hours of

> "Encouraging creativity is driving continuous improvements"


Turnover per Employee
Company (HK$ thousand)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02

training on average. In addition, the scope of e-learning modules was expanded last year, so as to enable employees to up-date their knowledge and skills without always having to rely on traditional classroom training. LDS also organises our graduate training programme, the primary route for sourcing our new generation of managers, one of whose recruits won the highly respected Hong Kong Engineers' Trainee of the Year Award for 2002.

As a corporate citizen, we are equally committed *to fostering the learning spirit of young, lively minds* within the community. During 2002, 21 youngsters participated in the Government's Youth Work Experience and Training Scheme; 20 university graduates accepted one-year internships as part of our support for the One-Company-One-Job Campaign; and 36 local and overseas students took up summer placements to enhance their industrial know-how.

GAS SUPPLY

Towngas is involved in the entire gas chain from production to supply within Hong Kong, serving industrial, commercial and residential customers. We seek to balance transmission diversity, security to consumers and an expansion of our pipeline system with an economic return on investment, whilst ensuring absolute safety of the gas network.

Infrastructure

We continue to prudently grow our infrastructure in anticipation of future demand and the interests of improving safety, reliability and efficiency. The total length of Hong Kong's gas pipeline network now stands at over 3,000 km, of which 69 km was laid in 2002. The Eastern Transmission Pipeline is progressing well with commissioning due to take place in 2006. This project will provide sufficient gas storage and distribution capabilities for a projected territorial population growth in the eastern part of Kowloon, as more housing and commercial developments come on stream.

> Judicious investment in our pipeline network balances capacity with potential for growth without compromising on safety

Towngas' pipeline network to the Hong Kong Science Park was completed in time for the Park's official opening in June. The Science Park is a crucial link in the territory's transition to a knowledge-based economy and will support technology, electronic and engineering R&D initiatives. Additionally, its closeness to the mainland border makes the Park well-located for technological businesses focusing on the Pearl River Delta region.

We also gassed up the 2.6 km Cyberport pipeline extension with mains supply last year, again well in advance of requirements. Designed to host a cluster of quality information technology (IT) companies, retail and residential facilities and a 5-star deluxe hotel, Cyberport is set to pioneer new standards in business and home lifestyles. Towngas is now in a good position to reap the initial rewards of our investment as tenants gradually take up their leases.

Meanwhile, we are making excellent progress with our Hong Kong International Theme Park pipeline. Scheduled for completion in 2004, this project will supply gas to the theme park's hotels, retail outlets, dining and entertainment facilities. Located on Lantau Island, an area of outstanding beauty, the complex is expected to attract over 5 million visitors annually. We are therefore upbeat that the theme park will become a substantial source of recurrent revenue for the Company in the near future.



The classic Disney characters greet the guests and media at the Hong Kong International Theme Park Groundbreaking Ceremony with songs and dances.



The newly renovated control room at Tai Po Plant, where staff using state-of-the-art equipment, monitor and control the gas production process around the clock, to ensure a reliable and safe supply of gas to customers.





Sheung Shui
Fanling
New Territories
TAI PO PLANT
Tin Shui Wai
Au Tau
Yuen Long
Tuen Mun
Science Park
Ma On Shan
Sai Kung
Chuen Lung
Tsuen Wan
Sha Tin
Tai Lam Kok
Tsing Yi
MTK PLANT
Kwun Tong
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Tseung Kwan O
Kowloon
Tai Ho
Tung Chung
Hong Kong Island
Lantau Island
Cyberport
Wong Nai Chung
Chai Wan
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure pipelines
Completed high pressure pipelines
Completed intermediate pressure pipelines

Our ongoing substantial investment in the gas supply system serves to meet the gas needs of Hong Kong's growing population through an ever-expanding pipeline network which already exceeds 3,000 km.

Network Maintenance and Replacement Programme

Ensuring the integrity of our transmission and distribution network is our key priority. Safety of gas supply cannot be compromised. As such the Company has established a scheduled pipeline replacement programme that meets recognised quality assessment guidelines, and a leakage inspection, corrosion control and damage prevention system. Most of our gas mains network consists of steel, ductile iron or medium-density polyethylene pipes. We plan to finish replacing the older type of cast iron pipes, currently less than 1 per cent of the network and now used only for low pressure distribution, by the end of 2004.

Natural Gas in Hong Kong

Natural gas is becoming the preferred choice for clean energy supply across the globe. In the case of Hong Kong, the advantage of LNG is that it offers a long-term reliable gas source together with a historically more stable price compared to oil-based products such as naphtha, which is used to generate town gas today. We are now undertaking a feasibility study to evaluate the most economical means of utilising natural gas supplied by the Guangdong LNG Terminal. Once the terminal is commissioned in 2006, Towngas will have an excellent opportunity to introduce natural gas to the territory via a pair of submarine pipelines connected to our Hong Kong Tai Po Plant.

SAFETY, HEALTH AND THE ENVIRONMENT

Towngas' first priority has always been to ensure gas safety, no matter whether that is in the home, in commercial and industrial premises, or in public areas. At the same time, we recognise a strong link between practising good safety and occupational health strategies and managing our environmental performance responsibilities.

Safety Initiatives

Our concern for safety underpins everything we do. We understand the need to keep the public informed of how to use gas products and services in a safe and responsible manner. In 2002, we held 23 safety exhibitions maintaining our long-standing and well-proven traditional means of taking our safety message direct to consumers. We also updated our safety brochure, producing these in five languages to ensure we reach everyone who makes up Hong Kong's diversified cultural society. And as always, appliance safety continued to be a high priority. In this respect, we increased our Regular Safety Inspection home visits by 6.4 per cent last year.

> Integrated safety, health and environmental strategies safeguard the community and our valued employees

On site, our outstanding record of reducing third party damage over the last decade did not loose momentum. Incidents in 2002 dropped by 4 per cent compared to 2001 whilst gas leakages also decreased by about 4 per cent. Implementation of a safety audit system, in our Production and Network departments and within U-Tech, also began to shift the balance



Towngas has printed a safety booklet in Tagalog, Thai and Indonesian, in addition to Chinese and English, to ensure that Hong Kong's multi-cultural domestic helpers are totally familiar with gas safety. We now also offer Tagalog-language enquiry hotline service.

from risk identification and alleviation to pro-active anticipation and prevention. Extension of such practices will boost safety efficiency even more in the future.

Safety is an equally key tenet of our business expansion in mainland China and we continue to demonstrate our competitive edge in this area for all our cross-border undertakings. To this end, as we roll-out our joint ventures, we are scrupulous in ensuring all necessary equipment, technical training and alignment of safe working practices are comparable to our Hong Kong standards.

Occupational Health Strategies

In 2002, our Accident Frequency Rate reached a record low of 0.7 for every 100,000 man-hours worked – a decrease of 32 per cent since the previous year. Our overall objective for the well-being of our workforce is that they continually develop and direct their energies towards the safe transmission, storage and use of gas throughout all our operations. Amongst other initiatives in 2002, over 450 colleagues completed the Mandatory Basic Safety Training Revalidation Course and 26 ECO Station road tanker drivers attended a Fire Services training programme.

Employees also participated in a Safety and Environmental Protection Day, an inter-departmental quiz and several experience-sharing visits. Such events help nurture the creative synergy of our technical staff, who last year received the Safety Technological Achievement Award (Silver) and the

Accident Frequency Rate

Company (Number of accidents per 100 thousand man hours)


2.5
2
1.5
1
0.5
0
98
99
00
01
02

Environmental Performance Table

Ozone Layer Protection

99% of our vehicle air conditioning systems now operate with refrigerant R134A

65% of BCF fire extinguishers have been replaced by dry powder ones since 1995

Air Quality

Total NOx output was 8.70 kg / TJ of town gas

Total SOx output was 0.12 kg / TJ of town gas

Total CO_2 output was 15.39 metric tonnes / TJ of town gas

Water Quality

Total waste water output was 11.74 m^3 / TJ of town gas

Chemical Waste

Total chemical waste output was 0.64 kg / TJ of town gas

Noise

All installations and operations complied with the statutory requirements

No noise abatement notice has ever been received

All legal requirements relating to environmental protection were fully complied with.

Best Presentation Award (Bronze) for their innovative design of dustless drilling equipment to keep dust levels to a minimum during installation of appliances at customers' homes.

Environmental Protection

The Company was included in Morley's Sustainable Futures Fund at the end of 2001, underlining our robust, unambiguous approach to sustainable development issues. Our practices and programmes are set out in our Environmental Report, which has been audited by The Hong Kong Productivity Council. Open disclosure regarding Towngas' management of environmental risk puts us ahead of an Asian trend that is being spearheaded by listing rules emanating from the New York and London stock exchanges.

Our commitment to environmental enhancement won us the Business Environment Council's 2002 BEC Environmental Performance Award in October, for the second year running. However, not only are we determined as a company to operate in ways that create the least damage to our environment, we are


每一點煤氣火焰，
正標誌著我們爲環保所作的建樹。




爲讓下一代都能享受清新大自然、
煤氣一直竭力齊心推動環保。



Our latest environmental awareness print advertisements introduced in 2002, focus on environmental protection and sustainable development.

also intent on encouraging our business associates to address environmental performance measures as well. We have strengthened this resolve by forming an Environmental Liaison with Contractors and Dealers Sub-committee and last year ran a number of "minimising environmental impact" training programmes. In 2002, we also successfully convinced our gas appliance suppliers to abandon the use of polystyrene materials for packaging so as to minimise pollution emanating from non-degradable waste.

We are equally resolute in continuing to environmentally challenge our employees, who in turn are equally set on maintaining their key role in improving our environmental performance. During 2002, Towngas people saved us HK$0.5 million through redeployment of IT hardware, further reduced their paper consumption, and recycled 3,720 kg of polystyrene waste. These and a raft of other efforts ensured we not only retained the coveted Government's Gold Wastewi$e Logo but were also honoured with the Grand Award, the highest possible category, in the Green Office Award (Large Organisations) 2002 Hong Kong Eco-Business Awards.

In addition, we continued our efforts towards reducing global warming and conserving energy usage. Last year, we recovered 9,114 tonnes of CO_2, 2 per cent more than in 2001, to supply our dry ice business and make carbonated soft drinks. We also harnessed about 6.1 million cubic metres of landfill gas for commercial production of town gas. Currently, we are awaiting the results of a feasibility study, due in 2003, on the utilisation of methane gas released from Hong Kong's sizeable land-fill sites to replace a part of naphtha-produced town gas. Such a project would involve specific gas conversion technology and substantial investment. Other environmental management strategies last year yielded pleasing overall energy savings in excess of HK$2 million, including contribution from equipping all our 27 offtake and pigging stations with solar power.

Towngas' environmental know-how and reputation also well match the Chinese Government's aggressive clean-energy policy requirements and were a major imperative in helping us to enlarge our investment portfolio in the mainland throughout 2002. As such, we are careful to ensure that all our joint venture projects stringently adhere to sound sustainable practices.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2002, the Group had a healthy net cash position of HK$1,195 million (31st December 2001: HK$499 million).

During the year, the Company repurchased 30.2 million shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$291 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2002, the Group's bank borrowings amounted to HK$1,748 million (31st December 2001: HK$1,349 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2001 to 2002.

Contingent Liabilities

As at 31st December 2002, the Group provided guarantees totalling HK$2,249 million (31st December 2001: HK$2,283 million) in respect of bank borrowing facilities made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2002, the investments in securities amounted to HK$2,080 million (31st December 2001: HK$2,287 million). During the year, the performance of the Group's investments in securities was satisfactory.

CORPORATE SOCIAL RESPONSIBILITY

Corporate social responsibility is an integral part of Towngas' heritage. We believe giving back to the community is a crucial part of best business practice and we expect to be measured by the degree to which our standard of involvement positively impacts the quality and well being of the society in which we operate as a gas utility.

Social Investment

In the last few years, we have become more directly involved in supporting the less privileged in our society. So during 2002 for example, we donated over 1,000 appliances to single elderly people and several Braille labelled hotplates to the Hong Kong Society for the Blind for training purposes. In addition, many of our employees gave some of their spare time to working on senior citizen projects such as installing free safety handrails, providing free hair-cutting and photography services, and making monthly deliveries of hot soup. In November, Towngas also hosted a day of festivity and good fellowship for more than 300 elderly people to mark the 20,000th participant of the Towngas Elderly Concession Scheme.

> "Engaging with the community in a variety of ways is critical to our philosophy of being a caring and committed corporate citizen"



More than 20,000 elderly people have benefited from Towngas' Elderly Concession Scheme since its launch in 1995.

Partnering with Employees

Sharing and caring have long been part of the Towngas ethos and we are proud of the strong bond that exists between employees and the Company in realising our corporate social responsibilities. Last year, with their boundless energy, Towngas people enthusiastically entertained senior citizens during Chinese New Year, made and distributed 6,000 mooncakes (a traditional Chinese delicacy) to the elderly during Mid-Autumn Festival celebrations and continued to underpin our long-standing support for the Tung Wah Group of Hospitals.



Towngas' sponsorship of the three-year Corporate Afforestation Scheme is well supported by employees and their families, who donate their valuable spare time to help plant trees.

The wholehearted participation of our employees and the enormous spirit of the Towngas Volunteer Team also drove many successful fund-raising activities for the Community Chest in 2002, such as Green Day, Skip Lunch Day and wrapping rice dumplings as a promotional campaign during the summer Dragon Boat Race season. In so doing, our staff earned the Company third ranking in the Community Chest's Top Ten Fund Raising Organisations last April and ensured we retained the President's Award for 2002, for the eighth year running.

Strategic Sponsorship Activities

We believe that caring corporations can play a vital role in focusing the public on issues which can make a difference to their lives, and which we as a company seek to encourage through our core business objectives, such as preserving and improving the environment. In 2002, Towngas sponsored Ecotourism for All and the Hoi Ha Marine Life Centre, to help raise awareness to the SAR's wildlife and beautiful natural surroundings, and actively supported several Environmental Protection Department promotional events.



"Rice Dumplings for the Community" is Towngas' largest community-cum-charity annual event. Here students learn how to wrap rice dumplings which raise funds for The Community Chest and are given to needy elderly members of the community.

Five-Year Financial Statistics

Earning and Dividends per Share (HK$)


0.6
0.5
0.4
0.3
0.2
0.1
0
98
99
00
01
02
Earnings per Share
Dividends per Share

Turnover and Gas Sales (HK$ million)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02
Turnover
Gas Sales

Total Fixed Assets (HK$ million)


18,000
15,000
12,000
9,000
6,000
3,000
0
98
99
00
01
02
Fixed Assets (Cost or Valuation)
Accumulated Depreciation

Capital Expenditure (HK$ million)


800
700
600
500
400
300
200
100
0
98
99
00
01
02
Capital Expenditure
Depreciation

2002 Financial Analysis

Analysis of Turnover


5% Others
Gas Sales (Residential) 45%
12% Equipment Sales
3% Gas Sales (Industrial)
Gas Sales (Commercial) 35%

Analysis of Expenditure


22% Marketing & Equipment Costs
Corporate Administration 8%
6% Customer Services
Network 8%
8% Other Production Costs
Others 8%
40% Fuel Cost

Comparison of Ten-Year Results

	2002	2001	2000
Highlights (Company)			
Number of Customers as at 31st December	**1,470,738**	1,407,408	1,329,161
Town gas Sales, million MJ	**26,641**	26,564	26,057
Installed Capacity, thousand m^3 per day	**11,000**	11,000	11,000
Maximum Daily Demand, thousand m^3	**5,695**	5,530	5,650
Turnover & Profit	**HK$ M**	HK$ M	HK$ M
Turnover	**6,878.0**	6,857.4	6,650.9
Profit before Taxation	**3,581.0**	3,656.9	3,579.1
Taxation	**(482.3)**	(470.0)	(445.8)
Profit after Taxation	**3,098.7**	3,186.9	3,133.3
Minority Interests	**(11.7)**	(4.2)	(2.3)
Profit Attributable to Shareholders	**3,087.0**	3,182.7	3,131.0
Dividends	**1,991.8**	1,830.5	1,798.1
Assets & Liabilities			
Fixed Assets	**9,324.2**	11,862.6	11,635.9
Associated Companies	**2,539.8**	2,460.2	2,440.1
Jointly Controlled Entities	**241.6**	208.7	25.0
Investment Securities	**1,651.9**	1,490.2	627.7
Current Assets	**6,420.0**	4,398.4#	8,546.2
Current Liabilities	**(2,539.3)**	(2,194.5)#	(2,122.3)
Non-Current Liabilities	**(903.4)**	(896.3)#	(1,025.4)#
Minority Interests	**(123.6)**	(128.7)	(50.0)
Net Assets	**16,611.2**	17,200.6	20,077.2
Capital & Reserves			
Share Capital	**1,422.7**	1,300.9	1,284.4
Share Premium	**3,907.8**	4,037.1	4,165.5
Reserves	**9,971.8**	10,665.7#	13,445.7#
Proposed Dividend	**1,308.9**	1,196.9	1,181.6
	16,611.2	17,200.6	20,077.2
Earnings per Share, HK Dollar*	**0.54**	0.53	0.51
Dividends per Share, HK Dollar*	**0.35**	0.32	0.29
Dividend Cover	**1.55**	1.74	1.74

Adjusted for adopting SSAP 34

* Comparative figures have been adjusted for the bonus issue in 2002

1999	1998	1997	1996	1995	1994	1993
1,265,354	1,206,236	1,149,441	1,095,910	1,044,799	990,660	926,036
24,687	23,943	23,906	22,989	21,972	20,727	19,198
11,000	11,000	11,000	11,000	11,118	11,118	11,118
5,786	5,164	4,687	4,554	4,394	4,100	4,173
HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M
5,842.3	5,426.6	5,583.8	4,796.9	4,252.7	3,718.4	3,259.6
3,322.0	3,074.6	2,639.1	2,224.8	1,835.1	1,520.5	1,194.6
(423.3)	(422.9)	(362.9)	(284.8)	(200.1)	(152.6)	(59.0)
2,898.7	2,651.7	2,276.2	1,940.0	1,635.0	1,367.9	1,135.6
(0.2)	4.2	7.1	6.1	0.5	–	–
2,898.5	2,655.9	2,283.3	1,946.1	1,635.5	1,367.9	1,135.6
1,642.4	1,511.9	1,384.4	1,046.9	870.3	741.8	571.7
11,439.8	11,265.9	11,160.7	10,923.7	10,483.6	10,056.4	9,583.1
2,625.5	2,337.0	1,989.3	925.6	627.4	–	–
–	–	–	–	–	–	–
446.2	414.5	383.5	68.5	68.5	10.7	0.8
6,802.4	7,203.3	5,649.7	6,761.1	4,483.7	2,976.5	1,603.5
(1,050.6)	(1,947.0)	(870.8)	(3,384.2)	(1,639.9)	(1,619.9)	(1,130.2)
(960.7)	(914.2)	(1,072.1)	(2,518.0)	(2,366.0)	(712.3)	(1,049.4)
(47.2)	(43.3)	(54.3)	(57.4)	(28.3)	–	–
19,255.4	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4	9,007.8
1,177.1	1,079.7	984.4	748.0	621.9	517.4	404.6
4,283.2	4,334.7	4,431.2	1,353.2	1,404.2	1,452.5	591.6
12,712.2	11,908.3	10,864.8	9,929.9	9,030.7	8,265.5	7,639.4
1,082.9	993.5	905.6	688.2	572.2	476.0	372.2
19,255.4	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4	9,007.8
0.47	0.42	0.38	0.33	0.28	0.23	0.20
0.26	0.24	0.22	0.18	0.15	0.13	0.11
1.76	1.76	1.65	1.86	1.88	1.84	1.99

Report of the Directors

The Directors have pleasure in submitting to Shareholders their Report and the Audited Accounts for the year ended 31st December 2002 which are to be presented at the Annual General Meeting to be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Tuesday, 29th April 2003.

Principal Activities

The principal activities of the Company continue to be the production, distribution and marketing of gas and related activities. The particulars of the principal subsidiaries are shown on pages 83 and 84 of this Annual Report. Turnover and contribution to operating profit are mainly derived from activities carried out in Hong Kong.

Results and Appropriations

The results of the Group for the year ended 31st December 2002 are set out in the consolidated profit and loss account on page 54 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 21st October 2002 and the Directors recommend a final dividend of HK 23 cents per share payable on 30th April 2003 to shareholders whose names are on the register of members on 17th April 2003.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 46 and 47 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 29 to the Accounts.

Fixed Assets

Movements in fixed assets of the Group and the Company including the details of properties under development are shown in Note 12 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 27 to the Accounts.

Bank Loans and Overdrafts

Particulars of the bank loans and overdrafts of the Group are provided in Note 24 to the Accounts.

Charitable Donations

Charitable donations made by the Group in 2002 amounted to HK$1,080,000 (2001: HK$1,099,292).

Directors

At the Annual General Meeting held on 9th May 2002, Dr. Lee Shau Kee and Mr. Liu Lit Man were re-elected as Directors of the Company. Mr. Leung Hay Man, Dr. Lee Hon Chiu, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Chan Wing Kin, Mr. Kwan Yuk Choi and Mr. Lee Ka Shing held office throughout the year.

According to the Company's Articles of Association, one-third of the non-executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Dr. Lee Hon Chiu and Dr. The Hon. David Li Kwok Po are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 13 and 14 of this Annual Report.

Disclosure of Interests

As at 31st December 2002, the interests of each Director of the Company in the equity securities of the Company as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Director	Personal	Family	Corporate	Other
Dr. Lee Shau Kee	3,226,174	–	–	2,157,017,776 (Note 4)
Mr. Liu Lit Man	1,539,795	–	–	–
Mr. Leung Hay Man	–	–	–	–
Dr. Lee Hon Chiu	–	–	–	–
Mr. Colin Lam Ko Yin	–	–	–	–
Dr. The Hon. David Li Kwok Po	10,964,082	–	–	–
Mr. Ronald Chan Tat Hung	1,940	–	–	–
Mr. Lee Ka Kit	–	–	–	–
Mr. Chan Wing Kin	102,825 (Note 5)	–	–	–
Mr. Kwan Yuk Choi	36,300	41,129	–	–
Mr. Lee Ka Shing	–	–	–	–

Save as mentioned above, as at 31st December 2002, the register maintained by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies recorded no other interests of the directors in the equity or debt securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) nor any rights to subscribe for equity or debt securities of the Company granted to any directors or their respective spouse or children under 18 years of age nor the exercise of any such rights.

Substantial Shareholders' Interests

As at 31st December 2002, the following interests in the shares of the Company were recorded in the register required to be kept under section 16(1) of the SDI Ordinance:

Name of Company	No. of shares in which interested
Disralei Investment Limited (Note 1)	1,159,024,597
Timpani Investments Limited (Note 1)	1,643,249,599
Henderson Investment Limited (Note 1)	2,072,571,545
Kingslee S.A. (Note 1)	2,072,571,545
Henderson Land Development Company Limited (Note 1)	2,072,571,545
Henderson Development Limited (Note 2)	2,076,538,017
Hopkins (Cayman) Limited (Note 3)	2,157,017,776
Rimmer (Cayman) Limited (Note 3)	2,157,017,776

Notes:

1. Kingslee S.A., a subsidiary of Henderson Land Development Company Limited has a controlling interest in Henderson Investment Limited. The 2,072,571,545 shares were beneficially owned by some of the subsidiaries of Henderson Investment Limited. Timpani Investments Limited is a subsidiary of Henderson Investment Limited and, together with its subsidiary Disralei Investment Limited, beneficially owned 1,643,249,599 shares out of 2,072,571,545 shares.
2. Henderson Development Limited beneficially owned more than one third of the share capital in Henderson Land Development Company Limited. Of the 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a subsidiary of Henderson Development Limited.
3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2. Rimmer (Cayman) Limited as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued shares which carry the voting rights in the share capitals of Henderson Development Limited and Fu Sang Company Limited.
4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. These 2,157,017,776 shares included the shares described in Notes 1, 2 and 3.
5. These shares were jointly held by Mr. Chan Wing Kin and his spouse.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts and Connected Transactions

During the year, the Group has entered into the following transactions and arrangements as described below with persons who are "connected" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

The Company, Starmax Assets Limited, a wholly-owned subsidiary of the Company ("Starmax"), Henderson Land Development Company Limited ("Henderson Land") and Daren International Limited, a wholly-owned subsidiary of Henderson Land ("Daren International") entered into a development agreement ("Development Agreement") on 2nd August 2002.

Pursuant to the Development Agreement, (1) Starmax shall receive a sum of HK$380,529,324; (2) Daren International shall be entitled to 27 per cent of the net sales proceeds of the residential portion of the development of The Remaining Portion of Kowloon Marine Lot No.102; and (3) subsidiaries of Henderson Land shall be appointed as the project and sales manager, the construction manager and main contractor, the suppliers of certain materials, the leasing agent and the estate manager of the Development. The amount payable in relation to all the above appointments will not exceed a maximum amount of HK$97 million.

Save as the above, no Director has, or at any time during the year had, an interest, in anyway, directly or indirectly, in any contract with the Company or its subsidiaries which was significant in relation to the business of the Company.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Own Shares

During the year, the Company repurchased 30,219,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$290,570,360 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
January 2002	28,768,000	9.70	9.50	276,495,660
February 2002	1,451,000	9.70	9.70	14,074,700
Total	30,219,000			290,570,360

Save as mentioned above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its own shares during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 28.5 per cent and 57.6 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Group understands that its business legitimacy – with shareholders, with investors, with customers, with suppliers, with employees, with the community – relies on all stakeholders having trust and faith in the Group to take care of their needs and fulfil its responsibility to the society in which it operates. The Group's value system defines its approach to corporate governance. The Group is dedicated to disclosing accurate accounting and financial information, in abiding by sound business and ethical principles, following Hong Kong laws, listing rules and regulations, benchmarking itself against applicable codes and standards, and setting realistic objectives to ensure healthy investment returns and a realistically robust share price. As such, the Company had fully complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance. The Board has three Executive Directors and eight Non-executive Directors. Three of the eight Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Directors' fees are recommended by the Board and then submitted to shareholders for approval. The Company does not operate any share option scheme. Board Committees monitor effective compliance. The Audit Committee reviews the Company's current financial standing, considers the nature and scope of audit reports, and ensures internal control systems operate in accordance with applicable standards and conventions. The Investment Committee of the Retirement Schemes manages these schemes and advises the trustees on investment policy. The Treasury Committee reviews, advises and formulates strategies related to investment activities.

Audit Committee

The Audit Committee was formed in May 1996. Members of the Audit Committee are Dr. The Hon. David Li Kwok Po, Mr. Liu Lit Man, Dr. Lee Hon Chiu, (all of the above are Independent Non-executive Directors) and Mr. Leung Hay Man (a Non-executive Director). The Audit Committee has reviewed the unaudited interim accounts and the audited annual accounts for 2002. Audit Committee meetings were held twice during the financial year.

Auditors

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

Lee Shau Kee
Chairman

Hong Kong, 5th March 2003

Auditors' Report

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 54 to 84 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5th March 2003

Consolidated Profit and Loss Account

for the year ended 31st December 2002	Note	**2002 HK$ M**	2001 HK$ M
Turnover	2	**6,878.0**	6,857.4
Operating Profit before Returns on Investments	3	**3,384.3**	3,205.3
Investment Income		**79.2**	168.3
Interest Income		**123.5**	312.3
Interest Expense	4	**(4.8)**	(23.9)
Share of Profits less Losses of Associated Companies		**(1.2)**	(5.1)
Profit before Taxation	5	**3,581.0**	3,656.9
Taxation	8	**(482.3)**	(470.0)
Profit after Taxation		**3,098.7**	3,186.9
Minority Interests		**(11.7)**	(4.2)
Profit Attributable to Shareholders	9	**3,087.0**	3,182.7
Dividends	10	**1,991.8**	1,830.5
Earnings per Share, HK cents	11	**54.2**	53.0*

* Adjusted for bonus issue in 2002

The notes on pages 59 to 84 form part of these accounts.

Consolidated Balance Sheet

as at 31st December 2002	Note	**2002 HK$ M**	2001 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**9,324.2**	11,862.6
Associated Companies	14	**2,539.8**	2,460.2
Jointly Controlled Entities	15	**241.6**	208.7
Investment Securities	16	**1,651.9**	1,490.2
		13,757.5	16,021.7
Current Assets			
Properties under Development for Sale	17	**1,051.6**	–
Inventories	18	**604.7**	512.8
Debtors and Payment in Advance	19	**1,223.7**	1,055.1
Housing Loans to Staff	20	**168.9**	185.8
Trading Securities	21	**427.8**	796.6
Time Deposits, Cash and Bank Balances	22	**2,943.3**	1,848.1
		6,420.0	4,398.4
Current Liabilities			
Trade and Other Payables	23	**(596.7)**	(629.4)
Provision for Taxation		**(194.6)**	(216.2)
Bank Loans and Overdrafts	24	**(1,748.0)**	(1,348.9)
		(2,539.3)	(2,194.5)
Net Current Assets		**3,880.7**	2,203.9
Total Assets Less Current Liabilities		**17,638.2**	18,225.6
Non-Current Liabilities			
Customers' Deposits		**(848.5)**	(839.6)
Deferred Taxation	25	**(6.9)**	(13.8)
Deferred Liabilities	26	**(48.0)**	(42.9)
		(903.4)	(896.3)
Minority Interests		**(123.6)**	(128.7)
Net Assets		**16,611.2**	17,200.6
Capital and Reserves			
Share Capital	27	**1,422.7**	1,300.9
Share Premium	28	**3,907.8**	4,037.1
Reserves	29	**9,971.8**	10,665.7
Proposed Dividend	29	**1,308.9**	1,196.9
		16,611.2	17,200.6

Approved by the Board of Directors on 5th March 2003

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 59 to 84 form part of these accounts.

Balance Sheet

as at 31st December 2002	Note	**2002 HK$ M**	2001 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**8,303.3**	8,237.3
Subsidiaries	13	**2,707.5**	2,887.5
Associated Companies	14	**501.0**	587.7
Investment Securities	16	**63.9**	69.7
		11,575.7	11,782.2
Current Assets			
Inventories	18	**575.9**	493.2
Debtors and Payment in Advance	19	**1,125.9**	898.4
Housing Loans to Staff	20	**168.9**	185.8
Time Deposits, Cash and Bank Balances	22	**728.0**	279.4
		2,598.7	1,856.8
Current Liabilities			
Trade and Other Payables	23	**(478.4)**	(527.5)
Provision for Taxation		**(158.4)**	(178.5)
Bank Loans and Overdrafts	24	**(42.8)**	(10.8)
		(679.6)	(716.8)
Net Current Assets		**1,919.1**	1,140.0
Total Assets Less Current Liabilities		**13,494.8**	12,922.2
Non-Current Liabilities			
Customers' Deposits		**(848.5)**	(839.6)
Deferred Taxation	25	**(6.9)**	(13.8)
Deferred Liabilities	26	**(48.0)**	(42.9)
		(903.4)	(896.3)
Net Assets		**12,591.4**	12,025.9
Capital and Reserves			
Share Capital	27	**1,422.7**	1,300.9
Share Premium	28	**3,907.8**	4,037.1
Reserves	29	**5,952.0**	5,491.0
Proposed Dividend	29	**1,308.9**	1,196.9
		12,591.4	12,025.9

Approved by the Board of Directors on 5th March 2003

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 59 to 84 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2002	Note	2002 HK$ M	2002 HK$ M	2001 HK$ M	2001 HK$ M
Net Cash Inflow from Operating Activities	34		**3,012.7**		3,140.2
Investing Activities					
Receipt from Sale of Fixed Assets		**1.0**		1.2	
Purchase of Fixed Assets		**(653.2)**		(606.3)	
Payment for Properties under Development		**(34.3)**		(2.8)	
Increase in Loans to Associated Companies		**(367.9)**		(274.9)	
Repayment of Loans from Associated Companies		**237.7**		406.2	
(Increase)/Decrease in Investments in Associated Companies		**(24.1)**		3.7	
Increase in Investment in a Jointly Controlled Entity		**(26.4)**		–	
Increase in Loan to a Jointly Controlled Entity		**–**		(1,265.0)	
Repayment of Loan from a Jointly Controlled Entity		**0.1**		1,100.0	
Sale of Investments in Securities		**1,051.4**		1,358.0	
Purchase of Investments in Securities		**(828.5)**		(2,225.0)	
Proceeds received in respect of Ma Tau Kok South Development		**380.5**		–	
(Increase)/Decrease in Time Deposits over three months		**(502.2)**		2,400.9	
Interest Received	35	**143.0**		336.6	
Dividends Received		**48.9**		35.0	
Net Cash (Used in)/Inflow from Investing Activities			**(574.0)**		1,267.6
Financing					
Shares Repurchased	29	**(291.4)**		(4,361.8)	
Repayment to a Minority Shareholder	36	**(50.1)**		(3.7)	
Capital Injection by a Minority Shareholder	36	**4.0**		–	
Increase in Bank Loans	36	**766.3**		1,013.5	
Repayment of Bank Loans	36	**(364.7)**		(917.9)	
Interest Paid	35	**(34.5)**		(68.8)	
Dividends Paid	29	**(1,872.8)**		(1,815.2)	
Net Cash Used in Financing Activities			**(1,843.2)**		(6,153.9)
Increase/(Decrease) in Cash and Cash Equivalents			**595.5**		(1,746.1)
Cash and Cash Equivalents at 1st January			**1,547.2**		3,293.3
Cash and Cash Equivalents at 31st December			**2,142.7**		1,547.2
Analysis of the Balances of Cash and Cash Equivalents					
Cash and Bank Balances			**71.4**		120.5
Time Deposits up to three months			**2,079.6**		1,437.5
Bank Overdrafts			**(8.3)**		(10.8)
			2,142.7		1,547.2
Analysis of Net Cash Balances					
Balances of Cash and Cash Equivalents			**2,142.7**		1,547.2
Time Deposits over three months			**792.3**		290.1
Bank Loans			**(1,739.7)**		(1,338.1)
			1,195.3		499.2

The notes on pages 59 to 84 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2002	Note	**2002 HK$ M**	2001 HK$ M
Total Equity as at 1st January, as previously reported		**17,416.7**	20,293.3
Effect of adopting SSAP 34	29	**(216.1)**	(216.1)
Total Equity as at 1st January, as restated		**17,200.6**	20,077.2
Impairment on a Property under Development	29	**(1,407.1)**	–
Share of Revaluation (Deficit)/Surplus of an Associated Company	29	**(105.1)**	117.7
Net (Losses)/Gains not recognised in the Profit and Loss Account		**(1,512.2)**	117.7
Profit Attributable to Shareholders for the year	29	**3,087.0**	3,182.7
Shares Repurchased	29	**(291.4)**	(4,361.8)
Dividends Paid	29	**(1,872.8)**	(1,815.2)
Total Equity as at 31st December		**16,611.2**	17,200.6

The notes on pages 59 to 84 form part of these accounts.

Notes to the Accounts

1. Principal Accounting Policies

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention as modified by the revaluation of certain land, properties under development and trading securities.

The Group has adopted the following new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective on 1st January 2002:

SSAP 1 (Revised)	:	Presentation of Financial Statements
SSAP 15 (Revised)	:	Cash Flow Statements
SSAP 34	:	Employee Benefits

Upon the adoption of SSAP 1 (Revised) and SSAP 15 (Revised), certain presentational changes have been made.

On the first time adoption of SSAP 34 and pursuant to the transitional provisions prescribed in the accounting standard, the Group has chosen to recognise the entire transitional liabilities of HK$216.1 million, arising from the change in accounting policy for the retirement schemes retrospectively against the opening balance of the unappropriated profits and the liabilities have been carried in the balance sheet as Deferred Liabilities. Certain comparatives have also been restated accordingly. For details, please refer to Note 26 to the accounts.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

Investments in subsidiaries are stated in the accounts of the Company at cost less provision, if necessary, for any impairment, plus amounts due from/to the relevant companies.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1. Principal Accounting Policies *(continued)*

(d) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any impairment. The results of the associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(e) Jointly Controlled Entities

A jointly controlled entity is a joint venture whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in jointly controlled entities are stated at cost less provision, if necessary, for any impairment. The results of the jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Foreign Currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising therefrom are dealt with as a movement in reserves.

(g) Fixed Assets

Fixed assets other than properties under development are stated at cost or valuation less accumulated depreciation and accumulated impairment. Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their estimated useful lives. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs and other direct overheads.

1. Principal Accounting Policies (continued)

(g) Fixed Assets (continued)

Properties under development are investments in land and buildings in which construction work has not been completed and which, upon completion, management intends to hold for investment purposes. These properties are carried at cost or valuation which include development expenditures incurred, capitalised interest and other direct costs attributable to the development less any impairment. On completion, the properties are transferred to investment properties.

Depreciation of fixed assets is calculated on a straight-line basis to write off the cost or valuation less accumulated impairment of each asset over its estimated useful life commencing from the month following the date of commissioning or acquisition.

Depreciation periods are as follows:

Land	Over unexpired terms of the leases
Capital Work in Progress	*No depreciation*
Properties under Development	No depreciation
Vehicles, Office Furniture and Equipment	5 – 10 years
Compressors	10 years
Production Plant	10 – 25 years
Meters and Installation	20 years
Risers, Gasholders, Office, Store and Buildings	30 years
Gas Mains	40 years

During the year, the Directors have reviewed the useful lives of risers, meters and computer system development and considered it appropriate to revise their estimated useful lives as follows:

Risers	from 15 to 30 years
Meters	from 15 to 20 years
Computer system development	from 5 to 10 years

This represents a change in accounting estimates and the Group's depreciation charge for the year was reduced by approximately HK$59.8 million.

Effective from 1st January 1994, no further revaluations of the Group's land and properties under development have been carried out. The Group places reliance on paragraph 80 of SSAP 17, "Property, Plant and Equipment", which provides exemption from the need to make regular revaluations for such assets.

The carrying amounts of fixed assets are reviewed at each balance sheet date to assess whether their recoverable amounts have declined below their carrying amounts. If there is any indication that a fixed asset is impaired, the recoverable amount of the relevant asset is estimated and where relevant, an impairment is recognised to reduce the asset to its recoverable amount. Such an impairment is recognised in the profit and loss account except where the asset is carried at valuation and the impairment does not exceed the revaluation surplus for the same asset, in which case it is treated as a revaluation decrease.

Profit or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the asset is transferred to retained earnings and is shown as a movement in reserves.

1. Principal Accounting Policies (continued)

(h) Investments in Securities

Investments in securities represent equity and debt securities. Securities which are intended to be held on a continuing basis and for an identified long-term purpose are classified as investment securities. Securities not classified as investment securities are classified as trading securities.

(i) Investment Securities

Investment securities are stated at cost less any provision for impairment.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of the relevant security will be reduced to its fair value. The impairment is recognised as an expense in the profit and loss account. The impairment is written back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading Securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from changes in fair values of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) Properties under Development for Sale

Properties under development for sale are stated at the lower of carrying amount and net realisable value. Carrying amount includes the fair value of the land at the date of transfer from properties under development previously included in fixed assets and development expenditures incurred, capitalised interest and other direct costs attributable to the development.

Net realisable value represents the estimated selling price as determined by reference to prevailing market conditions, less the estimated costs to be incurred in completing and selling the property.

(j) Inventories

Inventories comprise stores and materials and work in progress, and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts Receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts.

1. Principal Accounting Policies (continued)

(m) Deferred Taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(n) Revenue Recognition

(i) Town gas sales – based on gas consumption derived from meter readings.
(ii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.
(iii) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.
(iv) Maintenance, services and other charges – when services are provided and invoiced.
(v) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.
(vi) Dividend income – recognised when the right to receive payment is established.
(vii) Sales of investments in securities – recognised upon the conclusion of the contract notes.

(o) Operating Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing companies are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Employee Benefits

(i) Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

(ii) The Group operates a number of defined contribution and defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

Defined contribution retirement schemes

The Group contributes to a defined contribution retirement scheme and Mandatory Provident Fund schemes which are available to salaried employees. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

1. Principal Accounting Policies (continued)

(q) Employee Benefits (continued)

Defined benefit retirement schemes

The Group also operates two defined benefit retirement schemes. The workmen retirement scheme provides benefit to employees based on final salary and the local employees provident scheme provides benefit based on fixed contributions with a guaranteed return.

The Group's net obligation in respect of the defined benefit retirement schemes is calculated separately for each scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the schemes annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

(r) Provisions and Contingent Liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Group	
	2002 HK$ M	2001 HK$ M
Gas Sales before Fuel Cost Adjustment	**5,792.9**	5,690.3
Fuel Cost Adjustment	**(126.2)**	(29.2)
Gas Sales after Fuel Cost Adjustment	**5,666.7**	5,661.1
Equipment Sales	**857.6**	897.2
Maintenance and Services	**231.3**	221.0
Other Sales	**122.4**	78.1
	6,878.0	6,857.4

3. Operating Profit before Returns on Investments

	Group 2002 HK$ M	2001 HK$ M
Turnover	**6,878.0**	6,857.4
Less Expenses:		
Stores and Materials Used	**(1,803.3)**	(1,868.4)
Manpower Costs (Note 6)	**(709.2)**	(693.4)
Depreciation	**(415.4)**	(457.3)
Other Operating Items	**(565.8)**	(633.0)
Operating Profit before Returns on Investments	**3,384.3**	3,205.3

4. Interest Expense

	Group 2002 HK$ M	2001 HK$ M
Interest on Bank Loans and Overdrafts	**34.8**	49.7
Interest on Customers' Deposits	**0.9**	16.2
	35.7	65.9
Less: Amount Capitalised	**(30.9)**	(42.0)
	4.8	23.9

5. Profit before Taxation

	Group 2002 HK$ M	2001 HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**47.8**	33.4
– Unlisted	**1.1**	1.6
Interest Income from Debt Securities		
– Listed	**59.8**	63.9
– Unlisted	**9.6**	21.8
Exchange Gain	**1.5**	15.5
Net Realised and Unrealised Gains on Investments in Securities	**21.6**	133.3
Charging:		
Cost of Inventories Sold	**2,125.5**	2,199.8
Depreciation	**415.4**	457.3
Operating Lease Rentals – Land and Buildings	**22.8**	20.6
Auditors' Remuneration	**2.0**	1.9
Net Loss on Residential Maintenance (Note)	**0.3**	0.1
Note		
Analysis of Net Loss on Residential Maintenance:		
Residential Maintenance Revenue	**(159.8)**	(151.6)
Less Expenses:		
Salaries and Wages	**89.2**	86.6
Other Operating and Administrative Expenses	**70.9**	65.1
Net Loss	**0.3**	0.1

6. Manpower Costs

	Group 2002 HK$ M	2001 HK$ M
Salaries and Wages	**615.7**	604.6
Pension Costs – Defined Contribution Retirement Schemes	**12.5**	11.2
Pension Costs – Defined Benefit Retirement Schemes	**81.0**	77.6
	709.2	693.4

7. Directors' and Senior Management's Emoluments

(a) Directors' Emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2002 HK$ M	2001 HK$ M
Fees	**1.6**	1.6
Salaries, Allowances and Benefits in Kind	**10.4**	10.7
Performance Bonus	**10.9**	10.4
Contributions to Retirement Scheme	**5.0**	5.0
	27.9	27.7

Number of directors whose emoluments fell within:

Emoluments Band (HK$ M)	2002	2001
0 – 1.0	**8**	8
8.0 – 8.5	**1**	1
8.5 – 9.0	**1**	2
9.0 – 9.5	**1**	–

During the year, the independent non-executive directors of the Company received directors' fees of HK$0.4 million (2001: HK$0.4 million) and gas allowances of HK$0.3 million (2001: HK$0.3 million).

(b) Five Highest Paid Individuals

The above analysis includes three (2001: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2001: two) individuals are as follows:

	2002 HK$ M	2001 HK$ M
Salaries, Allowances and Benefits in Kind	**3.2**	3.8
Performance Bonus	**3.2**	3.3
Contributions to Retirement Scheme	**1.2**	1.2
	7.6	8.3

Number of individuals whose emoluments fell within:

Emoluments Band (HK$ M)	2002	2001
3.0 – 3.5	**1**	–
4.0 – 4.5	**1**	2

8. Taxation

	Group 2002 HK$ M	2001 HK$ M
Hong Kong Profits Tax is provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year	**489.2**	476.9
Deferred Taxation (Note 25)	**(6.9)**	(6.9)
	482.3	470.0

Deferred taxation amounting to HK$35.5 million for the year (2001: HK$24.3 million) has not been provided for in respect of accelerated depreciation allowances.

9. Profit Attributable to Shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,729.7 million (2001: HK$2,622.6 million).

10. Dividends

	Company 2002 HK$ M	2001 HK$ M
Interim, paid of HK 12 cents per ordinary share (2001: HK 12 cents per ordinary share)	**682.9**	633.6
Final, proposed of HK 23 cents per ordinary share (2001: HK 23 cents per ordinary share)	**1,308.9**	1,196.9
	1,991.8	1,830.5

At a meeting held on 5th March 2003, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2002. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2003.

11. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,087.0 million (2001: HK$3,182.7 million) and the weighted average of 5,690,976,905 shares in issue (2001: 6,003,779,119 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* Adjusted for bonus issue in 2002.

12. Fixed Assets

	Land HK$ M Note (a)	Properties under Development HK$ M Note (b)	Buildings, Plant, Mains & Other Equipment HK$ M Note (c)	Total HK$ M
Group				
Cost or Valuation				
At 1st January 2002	1,810.1	3,093.0	11,484.2	16,387.3
Additions	10.4	11.6	672.1	694.1
Transfer to Buildings, Plant, Mains & Other Equipment	–	(91.3)	91.3	–
Impairment (Note 29)	–	(1,407.1)	–	(1,407.1)
Transfer to Properties under Development for Sale (Note 17)	–	(1,409.4)	–	(1,409.4)
Disposals	(0.2)	–	(27.1)	(27.3)
At 31st December 2002	1,820.3	196.8	12,220.5	14,237.6
Accumulated Depreciation				
At 1st January 2002	257.8	–	4,266.9	4,524.7
Charge for the year	37.5	–	377.9	415.4
Disposals	–	–	(26.7)	(26.7)
At 31st December 2002	295.3	–	4,618.1	4,913.4
Net Book Value				
At 31st December 2002	1,525.0	196.8	7,602.4	9,324.2
At 31st December 2001	1,552.3	3,093.0	7,217.3	11,862.6
Company				
Cost or Valuation				
At 1st January 2002	1,771.9	–	10,911.6	12,683.5
Additions	–	–	453.8	453.8
Disposals	–	–	(23.0)	(23.0)
At 31st December 2002	1,771.9	–	11,342.4	13,114.3
Accumulated Depreciation				
At 1st January 2002	255.0	–	4,191.2	4,446.2
Charge for the year	36.7	–	351.0	387.7
Disposals	–	–	(22.9)	(22.9)
At 31st December 2002	291.7	–	4,519.3	4,811.0
Net Book Value				
At 31st December 2002	1,480.2	–	6,823.1	8,303.3
At 31st December 2001	1,516.9	–	6,720.4	8,237.3

12. Fixed Assets (continued)

Note (a): Land

(i) The analysis of Cost or Valuation of Land is as follows:

	Group HK$ M	Company HK$ M
Items stated at:		
Cost	260.3	211.9
1993 Valuation	1,560.0	1,560.0
	1,820.3	1,771.9

Land at North Point and Tai Po Industrial Estate was revalued by an independent qualified valuer, Chesterton Petty Limited, as at 31st December 1993 on an open market value basis. The carrying amount of the assets of the Group and the Company would have been HK$94.2 million (2001: HK$96.3 million) had they been carried at cost less accumulated depreciation.

(ii) The Net Book Value of Land is analysed as follows:

	Group HK$ M	Company HK$ M
Held in Hong Kong:		
On medium term leases	1,465.6	1,465.6
On long term leases	14.6	14.6
Held outside Hong Kong:		
On medium term leases	44.2	–
On long term leases	0.6	–
	1,525.0	1,480.2

Note (b): Properties under Development

On 2nd August 2002, the Group entered into a development agreement with Henderson Land Development Limited and its subsidiaries (collectively "Henderson") in connection with the Ma Tau Kok South property development project. Under the development agreement, Henderson paid to the Group a sum of HK$380.5 million (Note 17) and participates in the property development with an entitlement to receive 27 per cent of the future net sales proceeds of the residential portion of the development.

The property site was revalued by two independent valuers, Chesterton Petty Limited and DTZ Debenham Tie Leung Limited as at 31st July 2002 at HK$1,592.0 million. With reference to these valuations, the Group recognised an impairment of HK$1,407.1 million (Note 29) which was charged against the properties revaluation reserve.

The amount of HK$1,409.4 million (Note 17) attributable to the residential portion of the development was transferred from fixed assets to properties under development for sale under current assets. The amount of HK$196.8 million attributable to the commercial portion was included in fixed assets which are held by the Group for long-term investment purpose.

The analysis of Cost or Valuation of Properties under Development is as follows:

	Group HK$ M
Items stated at:	
Cost	4.8
1993 Valuation, less impairment	192.0
	196.8

12. Fixed Assets (continued)

Note (c): Buildings, Plant, Mains and Other Equipment

	Buildings, Plant & Equipment HK$ M	Mains & Risers HK$ M	Meters & Installations HK$ M	Capital Work in Progress HK$ M	Total HK$ M
Group					
Cost					
At 1st January 2002	3,867.8	5,692.6	1,209.0	714.8	11,484.2
Additions	100.8	42.2	95.6	433.5	672.1
Transfers from Capital Work in Progress	34.9	163.2	–	(198.1)	–
Transfer from Properties under Development	91.3	–	–	–	91.3
Disposals	(24.1)	–	(3.0)	–	(27.1)
At 31st December 2002	4,070.7	5,898.0	1,301.6	950.2	12,220.5
Accumulated Depreciation					
At 1st January 2002	1,915.3	1,705.7	645.9	–	4,266.9
Charge for the year	182.5	135.5	59.9	–	377.9
Disposals	(23.8)	–	(2.9)	–	(26.7)
At 31st December 2002	2,074.0	1,841.2	702.9	–	4,618.1
Net Book Value					
At 31st December 2002	1,996.7	4,056.8	598.7	950.2	7,602.4
At 31st December 2001	1,952.5	3,986.9	563.1	714.8	7,217.3
Company					
Cost					
At 1st January 2002	3,638.9	5,430.7	1,207.0	635.0	10,911.6
Additions	64.3	10.8	90.6	288.1	453.8
Transfers from Capital Work in Progress	–	117.8	–	(117.8)	–
Disposals	(20.3)	–	(2.7)	–	(23.0)
At 31st December 2002	3,682.9	5,559.3	1,294.9	805.3	11,342.4
Accumulated Depreciation					
At 1st January 2002	1,873.9	1,672.0	645.3	–	4,191.2
Charge for the year	168.1	123.5	59.4	–	351.0
Disposals	(20.2)	–	(2.7)	–	(22.9)
At 31st December 2002	2,021.8	1,795.5	702.0	–	4,519.3
Net Book Value					
At 31st December 2002	1,661.1	3,763.8	592.9	805.3	6,823.1
At 31st December 2001	1,765.0	3,758.7	561.7	635.0	6,720.4

13. Subsidiaries

	Company	
	2002	2001
	HK$ M	HK$ M
Unlisted Shares, at Cost	**1,810.1**	1,810.1
Amounts due from Subsidiaries	**4,364.1**	4,418.5
	6,174.2	6,228.6
Amounts due to Subsidiaries	**(3,466.7)**	(3,341.1)
	2,707.5	2,887.5

The principal subsidiaries of the Company are shown on pages 83 to 84 of the accounts.

14. Associated Companies

	Group		Company	
	2002	2001	**2002**	2001
	HK$ M	HK$ M	**HK$ M**	HK$ M
Share of Net Assets	**98.2**	177.2	**–**	–
Loans to Associated Companies	**2,441.6**	2,283.0	**501.0**	587.7
	2,539.8	2,460.2	**501.0**	587.7

Loans to associated companies are mainly for the financing of properties development projects and the amounts are unsecured, interest free and have no fixed terms of repayment. Particulars of the associated companies as at 31st December 2002 are listed below:

Name	Note	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45	Hong Kong	Property Development
Primeland Investment Limited	(ii)	95 shares of US$1 each	32	British Virgin Islands/ Hong Kong	Investment Holding
GH-Fusion Limited	(iii)	200 shares of US$1 each	50	British Virgin Islands	Investment Holding
Suzhou Industrial Park Hong Kong and China Gas Company Limited		RMB 44.0 million	45	People's Republic of China ("PRC")	Gas Production and Sales
Qingdao Dong Yi Hong Kong and China Gas Company Limited		RMB 12.1 million	50	PRC	Gas Production and Sales
Zibo Lubo Gas Company Limited		RMB 50.0 million	25	PRC	Gas Production and Sales

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The property development project is a joint development with Henderson Land Development Limited and has been completed for sale.

(ii) The Group has an effective interest of 15 per cent in the Airport Railway Hong Kong Station project through its 32 per cent interest in Primeland Investment Limited. The project, which includes office, commercial and hotel properties, is being developed in phases up to 2005.

(iii) The Group holds a 50 per cent interest in GH-Fusion Limited which has a wholly owned subsidiary in the PRC for the manufacturing of polyethylene fittings for gas and water pipe systems.

15. Jointly Controlled Entities

	Group	
	2002 HK$ M	2001 HK$ M
Share of Net Assets	**26.2**	–
Loan to a Jointly Controlled Entity	**215.4**	208.7
	241.6	208.7

The Group has a 50 per cent interest in a residential development project at Sai Wan Ho which is held through Yieldway International Limited. The project is a joint development with Henderson Land Development Limited and is expected to be completed in 2005. The loan to a jointly controlled entity is due from Yieldway International Limited and it is unsecured, interest bearing and has no fixed terms of repayment.

Particulars of the jointly controlled entities as at 31st December 2002 are listed below:

Name	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property Development
Zibo Hong Kong and China Gas Company Limited	RMB 56.0 million	50	PRC	Gas Production and Sales

16. Investment Securities

	Group		Company	
	2002 HK$ M	2001 HK$ M	2002 HK$ M	2001 HK$ M
Debt Securities (Note a)	**1,059.8**	887.2	**–**	–
Equity Securities (Note b)	**592.1**	603.0	**63.9**	69.7
	1,651.9	1,490.2	**63.9**	69.7
Market Value of Listed Investments	**1,682.3**	1,868.6	**58.1**	74.7

Notes

(a) Debt Securities				
Unlisted	**89.6**	11.8	**–**	–
Listed – overseas	**970.2**	875.4	**–**	–
	1,059.8	887.2	**–**	–
(b) Equity Securities				
Unlisted	**–**	5.8	**–**	5.8
Listed				
Hong Kong	**589.2**	594.3	**63.9**	63.9
Overseas	**2.9**	2.9	**–**	–
	592.1	603.0	**63.9**	69.7

17. Properties under Development for Sale

Properties under development for sale represent the residential portion of the Ma Tau Kok South property development project which was transferred from properties under development during the year (Note 12 b).

	Group 2002 HK$ M
Transfer from Properties under Development	**1,409.4**
Additions	**22.7**
	1,432.1
Less: Proceeds received	**(380.5)**
At 31st December 2002	**1,051.6**

18. Inventories

	Group		Company	
	2002 HK$ M	2001 HK$ M	**2002 HK$ M**	2001 HK$ M
Stores and Materials	**247.4**	253.6	**221.1**	234.6
Work in Progress	**357.3**	259.2	**354.8**	258.6
	604.7	512.8	**575.9**	493.2

At 31st December 2002, the amount of stores and materials of the Group and the Company carried at net realisable value amounted to HK$145.7 million (2001: HK$141.5 million).

19. Debtors and Payment in Advance

	Group		Company	
	2002 HK$ M	2001 HK$ M	**2002 HK$ M**	2001 HK$ M
Trade Debtors (Note)	**953.9**	888.8	**912.5**	859.0
Other Debtors and Receivables	**254.4**	153.9	**201.2**	31.8
Payment in Advance	**15.4**	12.4	**12.2**	7.6
	1,223.7	1,055.1	**1,125.9**	898.4

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2002, the aging analysis of the trade debtors, net of provision, was as follows:

	Group		Company	
	2002 HK$ M	2001 HK$ M	**2002 HK$ M**	2001 HK$ M
0 – 30 days	**798.5**	785.8	**780.6**	765.0
31 – 60 days	**51.9**	42.0	**48.1**	40.9
61 – 90 days	**23.4**	13.5	**20.7**	13.1
Over 90 days	**80.1**	47.5	**63.1**	40.0
	953.9	888.8	**912.5**	859.0

20. Housing Loans to Staff

The housing loans to staff includes loans made to two directors of the Company disclosed pursuant to Section 161B of the *Hong Kong Companies Ordinance* as follows:

	Balance at 31/12/2002 HK$ M	Balance at 31/12/2001 HK$ M	Maximum Balance Outstanding during 2002 HK$ M
Alfred Chan Wing Kin	**2.4**	2.8	2.8
James Kwan Yuk Choi	**2.6**	3.0	3.0
	5.0	5.8	5.8

The loans are secured by mortgages on the properties purchased. The loans are repayable up to March 2008 for Mr. Alfred Chan Wing Kin and November 2008 for Mr. James Kwan Yuk Choi by monthly installments which include interest at an annual rate of 3 per cent below the best lending rate in Hong Kong during 2002.

21. Trading Securities

	Group	
	2002 HK$ M	2001 HK$ M
Debt Securities (Note a)	**387.3**	750.7
Equity Securities (Note b)	**40.5**	45.9
	427.8	796.6
Notes		
(a) Debt Securities		
Unlisted	**270.4**	311.2
Listed		
Hong Kong	**5.2**	66.4
Overseas	**111.7**	373.1
	387.3	750.7
(b) Equity Securities		
Listed		
Hong Kong	**38.9**	44.3
Overseas	**1.6**	1.6
	40.5	45.9

22. Time Deposits, Cash and Bank Balances

	Group		Company	
	2002	2001	**2002**	2001
	HK$ M	HK$ M	**HK$ M**	HK$ M
Time Deposits up to three months	**2,079.6**	1,437.5	**685.6**	216.4
Time Deposits over three months	**792.3**	290.1	**20.0**	43.5
	2,871.9	1,727.6	**705.6**	259.9
Cash and Bank Balances	**71.4**	120.5	**22.4**	19.5
	2,943.3	1,848.1	**728.0**	279.4

23. Trade and Other Payables

	Group		Company	
	2002	2001	**2002**	2001
	HK$ M	HK$ M	**HK$ M**	HK$ M
Trade Creditors (Note)	**118.1**	153.5	**76.0**	121.1
Other Creditors and Accruals	**478.6**	475.9	**402.4**	406.4
	596.7	629.4	**478.4**	527.5

Note

At 31st December 2002, the aging analysis of the trade creditors was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	HK$ M	HK$ M	**HK$ M**	HK$ M
0 – 30 days	**104.2**	140.5	**75.9**	119.8
31 – 60 days	**3.4**	5.1	**0.1**	1.2
61 – 90 days	**2.7**	2.1	**–**	–
Over 90 days	**7.8**	5.8	**–**	0.1
	118.1	153.5	**76.0**	121.1

24. Bank Loans and Overdrafts

	Group		Company	
	2002	2001	**2002**	2001
	HK$ M	HK$ M	**HK$ M**	HK$ M
Bank Loans	**1,739.7**	1,338.1	**34.5**	–
Bank Overdrafts	**8.3**	10.8	**8.3**	10.8
	1,748.0	1,348.9	**42.8**	10.8

25. Deferred Taxation

	Group and Company	
	2002	2001
	HK$ M	HK$ M
At 1st January	**13.8**	20.7
Transfer to the Profit and Loss Account (Note 8)	**(6.9)**	(6.9)
At 31st December	**6.9**	13.8

The deferred taxation balance relates to the timing differences arising from accelerated depreciation allowances.

The potential liability for deferred taxation in respect of accelerated depreciation allowances for which no provision has been made at 31st December 2002 amounted to HK$809.5 million (2001: HK$774.0 million).

Deferred taxation has not been provided for in respect of the properties revaluation surplus as this does not constitute a timing difference.

26. Deferred Liabilities

	Group and Company	
	2002	2001
	HK$ M	HK$ M
Defined Benefit Retirement Schemes	**48.0**	42.9

The Group operates two defined benefit retirement schemes in Hong Kong. The workmen retirement scheme provides benefit to employees based on final salary and the local employees provident scheme provides benefit based on fixed contribution with a guaranteed return. In relation to the local employees provident scheme, the Group is obliged to make good of the deficit in reserve either by way of providing a special contribution or an interest free loan to the scheme. In 2001, the Group advanced an amount of HK$209.8 million as interest free loan to cover the deficit of the scheme and this was taken into account in arriving at the defined benefit liabilities as at 1st January 2001. The aforesaid interest free loan is repayable to the Company when there is a surplus in reserve arising from the scheme.

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2002	2001
	HK$ M	HK$ M
Present Value of Funded Obligations	**1,623.4**	1,387.8
Fair Value of Plan Assets	**(1,324.2)**	(1,344.9)
Present Value of Unfunded Obligations	**299.2**	42.9
Unrecognised Actuarial Losses	**(251.2)**	–
Liability in the Balance Sheet	**48.0**	42.9

The pension plan assets include the Company's ordinary shares with a fair value of HK$34.7 million (2001: HK$29.6 million).

26. Deferred Liabilities (continued)

The amounts recognised in the profit and loss account were as follows:

	Group and Company	
	2002 HK$ M	2001 HK$ M
Current Service Cost	**80.2**	77.6
Interest Cost	**96.4**	87.0
Expected Return on Plan Assets	**(95.6)**	(87.0)
Total	**81.0**	77.6

The actual negative return on plan assets was HK$59.4 million (2001: HK$143.1 million).

Movement in the liability recognised in the balance sheet:

	Group and Company	
	2002 HK$ M	2001 HK$ M
At 1st January	**42.9**	42.9
Total Expense – as shown above	**81.0**	77.6
Contribution Paid	**(75.9)**	(77.6)
At 31st December	**48.0**	42.9

The principal actuarial assumptions used were as follows:

	2002 %	2001 %
Discount Rate	**5.5**	7.0
Expected Rate of Return on Plan Assets	**6.0**	7.0
Expected Rate of Future Salary Increases	**3.5**	5.0

27. Share Capital

	Ordinary Shares of HK$0.25 each			
	Number of Shares		Nominal Value	
	2002	2001	**2002** HK$ M	2001 HK$ M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At 1st January	**5,203,724,444**	5,137,585,155	**1,300.9**	1,284.4
Bonus Issue (Note 28)	**517,350,544**	513,758,515	**129.3**	128.4
Repurchase of Shares	**(30,219,000)**	(447,619,226)	**(7.5)**	(111.9)
At 31st December	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9

By an ordinary resolution passed on 9th May 2002, the issued share capital was increased by way of a bonus issue by applying HK$129,337,636 charging to the share premium account in payment in full at par of 517,350,544 shares of HK$0.25 each on the basis of one new share for every ten shares held on 26th April 2002. These shares rank pari passu with the existing shares.

28. Share Premium

	Group and Company	
	2002 HK$ M	2001 HK$ M
At 1st January	4,037.1	4,165.5
Less: Bonus Issue (Note 27)	(129.3)	(128.4)
At 31st December	3,907.8	4,037.1

29. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2002	4,538.5	3,820.0	136.7	2,386.6	10,881.8
Effect of adopting SSAP 34	–	–	–	(216.1)	(216.1)
At 1st January 2002, as restated	4,538.5	3,820.0	136.7	2,170.5	10,665.7
Profit Attributable to Shareholders	–	–	–	3,087.0	3,087.0
Impairment (Note 12 b)	(1,407.1)	–	–	–	(1,407.1)
Share of Revaluation Deficit of an Associated Company	(105.1)	–	–	–	(105.1)
Shares Repurchased	–	–	7.5	(291.4)	(283.9)
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
2001 Final Dividend paid	–	–	–	(1,189.9)	(1,189.9)
2002 Interim Dividend paid	–	–	–	(682.9)	(682.9)
At 31st December 2002	3,026.3	3,820.0	144.2	4,290.2	11,280.7
Company and Subsidiaries	3,013.7	3,820.0	144.2	4,233.5	11,211.4
Associated Companies	12.6	–	–	56.7	69.3
	3,026.3	3,820.0	144.2	4,290.2	11,280.7
Balance after 2002 Final Dividend proposed	3,026.3	3,820.0	144.2	2,981.3	9,971.8
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
	3,026.3	3,820.0	144.2	4,290.2	11,280.7
Company					
At 1st January 2002	1,450.8	3,820.0	136.7	299.6	5,707.1
Effect of adopting SSAP 34	–	–	–	(216.1)	(216.1)
At 1st January 2002, as restated	1,450.8	3,820.0	136.7	83.5	5,491.0
Profit Attributable to Shareholders	–	–	–	2,729.7	2,729.7
Shares Repurchased	–	–	7.5	(291.4)	(283.9)
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
2001 Final Dividend paid	–	–	–	(1,189.9)	(1,189.9)
2002 Interim Dividend paid	–	–	–	(682.9)	(682.9)
At 31st December 2002	1,450.8	3,820.0	144.2	1,845.9	7,260.9
Balance after 2002 Final Dividend proposed	1,450.8	3,820.0	144.2	537.0	5,952.0
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
	1,450.8	3,820.0	144.2	1,845.9	7,260.9

29. Reserves (continued)

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2001	4,420.8	7,320.0	24.8	1,896.2	13,661.8
Effect of adopting SSAP 34	–	–	–	(216.1)	(216.1)
At 1st January 2001, as restated	4,420.8	7,320.0	24.8	1,680.1	13,445.7
Profit Attributable to Shareholders	–	–	–	3,182.7	3,182.7
Share of Revaluation Surplus of an Associated Company	117.7	–	–	–	117.7
Transfer (from)/to General Reserve	–	(3,500.0)	–	3,500.0	–
Shares Repurchased	–	–	111.9	(4,361.8)	(4,249.9)
2000 Final Dividend proposed	–	–	–	1,181.6	1,181.6
2000 Final Dividend paid	–	–	–	(1,181.6)	(1,181.6)
2001 Interim Dividend paid	–	–	–	(633.6)	(633.6)
At 31st December 2001	4,538.5	3,820.0	136.7	3,367.4	11,862.6
Company and Subsidiaries	4,420.8	3,820.0	136.7	3,311.6	11,689.1
Associated Companies	117.7	–	–	55.8	173.5
	4,538.5	3,820.0	136.7	3,367.4	11,862.6
Balance after 2001 Final Dividend proposed	4,538.5	3,820.0	136.7	2,170.5	10,665.7
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
	4,538.5	3,820.0	136.7	3,367.4	11,862.6
Company					
At 1st January 2001	1,450.8	7,320.0	24.8	369.3	9,164.9
Effect of adopting SSAP 34	–	–	–	(216.1)	(216.1)
At 1st January 2001, as restated	1,450.8	7,320.0	24.8	153.2	8,948.8
Profit Attributable to Shareholders	–	–	–	2,622.6	2,622.6
Transfer (from)/to General Reserve	–	(3,500.0)	–	3,500.0	–
Shares Repurchased	–	–	111.9	(4,361.8)	(4,249.9)
2000 Final Dividend proposed	–	–	–	1,181.6	1,181.6
2000 Final Dividend paid	–	–	–	(1,181.6)	(1,181.6)
2001 Interim Dividend paid	–	–	–	(633.6)	(633.6)
At 31st December 2001	1,450.8	3,820.0	136.7	1,280.4	6,687.9
Balance after 2001 Final Dividend proposed	1,450.8	3,820.0	136.7	83.5	5,491.0
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
	1,450.8	3,820.0	136.7	1,280.4	6,687.9

The distributable reserves of the Company at 31st December 2002, comprising general reserve and unappropriated profits, amounted to HK$5,665.9 million (2001: HK$5,100.4 million) before the proposed final dividend for the year ended 31st December 2002.

30. Contingent Liabilities

Guarantees have been executed in respect of banking facilities and other borrowings as follows:

	Group		Company	
	2002 **HK$ M**	2001 HK$ M	**2002** **HK$ M**	2001 HK$ M
Subsidiaries	**–**	–	**3,606.2**	3,365.0
Associated Companies	**1,050.0**	1,082.9	**1,050.0**	1,082.9
Jointly Controlled Entities	**1,199.2**	1,200.0	**1,199.2**	1,200.0
	2,249.2	2,282.9	**5,855.4**	5,647.9

Save as disclosed above, the Company and the Group did not have any further contingent liabilities as at 31st December 2002.

31. Capital Commitments

	Group		Company	
	2002 **HK$ M**	2001 HK$ M	**2002** **HK$ M**	2001 HK$ M
Capital expenditure authorised but not brought into the accounts at 31st December	**741.3**	452.9	**399.5**	357.0
Of which, contracts had been entered into at 31st December	**502.8**	194.4	**169.1**	128.3

32. Lease Commitments

At 31st December 2002, future aggregate minimum lease payments of land and buildings under non-cancellable operating leases were as follows:

	Group		Company	
	2002 **HK$ M**	2001 HK$ M	**2002** **HK$ M**	2001 HK$ M
Not later than one year	**18.7**	15.8	**17.2**	15.2
Later than one year and not later than five years	**16.6**	10.4	**13.5**	10.1
Later than five years	**0.3**	–	**–**	–
	35.6	26.2	**30.7**	25.3

33. Related Party Transactions

Save as disclosed in notes 12, 14 and 15, there were no other significant related party transactions undertaken by the Company and the Group at anytime during the year.

34. Reconciliation of Profit before Taxation to Net Cash Inflow from Operating Activities

	Group	
	2002 HK$ M	2001 HK$ M
Profit before Taxation	**3,581.0**	3,656.9
Share of Profits less Losses of Associated Companies	**1.2**	5.1
Interest Income	**(123.5)**	(312.3)
Interest Expense	**4.8**	23.9
Dividend Income from Equity Securities	**(48.9)**	(35.0)
Depreciation	**415.4**	457.3
Gain on Disposal of Fixed Assets	**(0.4)**	(0.2)
Net Realised and Unrealised Gains on Investments in Securities	**(21.6)**	(133.3)
Increase in Customers' Deposits	**8.9**	51.0
(Increase)/Decrease in Inventories	**(91.9)**	91.6
Increase in Debtors and Payment in Advance	**(188.1)**	(234.8)
Decrease in Housing Loans to Staff	**16.9**	18.0
(Decrease)/Increase in Trade and Other Payables	**(38.3)**	17.2
Increase in Deferred Liabilities	**5.1**	–
Profits Tax Paid Net of Refund	**(505.2)**	(464.9)
Exchange Differences	**(2.7)**	(0.3)
Net Cash Inflow from Operating Activities	**3,012.7**	3,140.2

35. Reconciliation of Interest Income and Expense to Interest Received and Paid

	Group	
	2002 HK$ M	2001 HK$ M
Interest Income	**(123.5)**	(312.3)
Decrease in Interest Receivable	**(19.5)**	(24.3)
Interest Received	**(143.0)**	(336.6)
Interest Expense	**4.8**	23.9
Decrease in Interest Payable	**29.7**	44.9
Interest Paid	**34.5**	68.8

36. Analysis of Changes in Financing During the Year

	Share Capital and Share Premium HK$ M	Capital Redemption Reserve HK$ M	Bank Loans HK$ M	Minority Interests HK$ M	Total HK$ M
Group					
At 1st January 2002	**5,338.0**	**136.7**	**1,338.1**	**128.7**	**6,941.5**
Net Cash Inflow from/ (Used in) Financing	**–**	**–**	**401.6**	**(46.1)**	**355.5**
Transfer to Capital Redemption Reserve	**(7.5)**	**7.5**	**–**	**–**	**–**
Injection in form of Fixed Assets	**–**	**–**	**–**	**29.3**	**29.3**
Share of Profit	**–**	**–**	**–**	**11.7**	**11.7**
At 31st December 2002	**5,330.5**	**144.2**	**1,739.7**	**123.6**	**7,338.0**
At 1st January 2001	5,449.9	24.8	1,244.2	50.0	6,768.9
Net Cash Inflow from/ (Used in) Financing	–	–	95.6	(3.7)	91.9
Transfer to Capital Redemption Reserve	(111.9)	111.9	–	–	–
Injection in form of Fixed Assets	–	–	–	78.2	78.2
Share of Profit	–	–	–	4.2	4.2
Effect of Foreign Exchange Differences	–	–	(1.7)	–	(1.7)
At 31st December 2001	5,338.0	136.7	1,338.1	128.7	6,941.5

Subsidiary Companies

The following is a list of the principal subsidiaries as at 31st December 2002:

	Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
	Barnaby Assets Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Securities Investment
#	Brilliant World International Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Danetop Services Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Securities Investment
	ECO Energy Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG Filling Stations
	Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
	Hong Kong & China Gas Investment Limited	USD 30 million	100	PRC	Investment Holding
	Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Pathview Properties Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Holding
	Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
	Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance Testing
	Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Development
	Superfun Enterprises Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
	Technology Capitalisation Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
#	Towngas Industrial Gas Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Dry Ice and Production of Industrial Gas
#	Towngas International Company Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
#	Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding
	Towngas Retail Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, Restaurant and Retail Sales
#	Towngas Technologies Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding

Direct subsidiaries of the Company

Subsidiary Companies (continued)

Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of Automatic Meter Reading System
Upwind International Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and Related Businesses
Vast World Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands	Securities Investment
Hong Kong & China Gas (Panyu) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Zhongshan) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Guangzhou) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Manufacturing) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Suzhou) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Qingdao) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Yixing) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Guangzhou Science City) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Zibo) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Taizhou) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
* Panyu Hong Kong & China Gas Limited	RMB 105.0 million	80	PRC	Gas Production and Sales
* Zhongshan Hong Kong & China Gas Limited	RMB 96.0 million	70	PRC	Gas Production and Sales
* Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas Production and Sales
* Qingdao Zhongji Hong Kong & China Gas Company Limited	RMB 16.7 million	90	PRC	Gas Production and Sales
* Yixing Hong Kong & China Gas Company Limited	RMB 124.0 million	80	PRC	Gas Production and Sales
* Guangzhou Jianke Hong Kong & China Gas Company Limited	RMB 4.8 million	70	PRC	Gas Production and Sales
* Taizhou Hong Kong & China Gas Company Limited	RMB 73.0 million	65	PRC	Gas Production and Sales

* Sino-foreign Equity Joint Ventures

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934



THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PROXY FORM (ANNUAL GENERAL MEETING – 29TH APRIL 2003)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint *LEE SHAU KEE, or failing him, *COLIN LAM KO YIN, or failing him, *LEUNG HAY MAN, or failing him, *LEE KA KIT (all of whom are Directors of the Company),

OR ____
(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 29th April 2003 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the year ended 31st December 2002 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Dr. Lee Hon Chiu as Director		
3(II).	To re-elect Dr. The Hon. David Li Kwok Po as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5.	To approve each Director's fee and the additional fee for the Chairman		
6(I).	To approve the general mandates to the Directors for the issue of shares and repurchase of shares		
6(II).	To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(I)		

FULL NAME(S) OF
SHAREHOLDER(S) ______________________ (ENGLISH) ______________________ (CHINESE)

ADDRESS ____

SIGNATURE(S) ______________________ DATED THIS ______ DAY OF __________ 2003

Notes:

1. Please indicate with a "✓" in the spaces beside each resolution how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.

2. If there are joint holders of any share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.

4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*



香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(2003年4月29日舉行之股東週年大會)
代表委任表格

本人/吾等為香港中華煤氣有限公司(「本公司」)之股東,並有權在下述之會議中投票,茲委任*李兆基,如其未能出任,或*林高演,如其未能出任,或*梁希文,如其未能出任,或*李家傑(彼等皆為本公司之董事),

或 ____

(請填寫擬委任為代表人士之姓名及地址)

為本人/吾等之代表,代表本人/吾等出席於2003年4月29日舉行之股東週年大會及其任何續會,及就下列載於股東週年大會通告之決議案,按以下指示或倘若未有給予指示,則按本人/吾等之代表認為適當之做法投票表決。

	決議案	贊成	反對
1.	省覽截至2002年12月31日止年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉利漢釗博士為董事		
3(II).	重新選舉李國寶博士為董事		
4.	重行委聘羅兵咸永道會計師事務所為本公司之核數師,並授權董事會釐訂其酬金		
5.	通過董事袍金及主席之額外袍金		
6(I).	通過授予董事會一般權力,以發行或購回本公司之股份		
6(II).	授權董事會配發、發行或以其他方式處置相等於根據第6(I)項決議案授權而購回之股份數目之額外股份		

股東姓名______________________________(英文)　______________________________(中文)

地址 ____

簽名______________________________　日期:2003年__________月__________日

附註:

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時　閣下希望代表如何代　閣下投票。倘若　閣下未有表明代表應如何投票時,則代表可自行決定投票贊成或反對或放棄投票。

2. 如屬聯名股東,則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票,猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時,則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言,在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。

3. 若股東為一法團,則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。

4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件(如有)或經公證人簽署證明之有關授權文件之副本,最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心19樓1901-5室,方屬有效。

5. 代表毋須為本公司之股東。

* 若　閣下擬委任董事以外之其他人士為其代表,則請將上述董事姓名刪去。代表委任書之每項更正,均須由簽署人加簽確認。

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Tuesday, 29th April 2003 at noon at which the above proposals will be considered is set out on pages 6 to 8. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

4th April 2003

CONTENTS

Page

Definitions ii

Letter from the Chairman

1. Introduction 1
2. Closure of Register of Members 1
3. General Mandates to Issue Shares and Repurchase Shares 2
4. Annual General Meeting 2
5. Recommendations 2

Appendix – Explanatory Statement 3

Notice of Annual General Meeting 6

In this document and the appendix the following expressions have the following meanings unless the context otherwise requires:–

"Annual General Meeting"	the annual general meeting of the Company to be held on Tuesday, 29th April 2003 at noon, notice of which is set out on pages 6 to 8 of this document
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	17th April 2003, being the date for determination of entitlement to the final dividend
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$" or "cent"	Hong Kong dollars and cents respectively

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. Lee Shau Kee, *Chairman* *
Mr. Liu Lit Man **
Mr. Leung Hay Man *
Dr. Lee Hon Chiu **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

4th April 2003

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

1. INTRODUCTION

In the announcement dated 5th March 2003 of the audited results of the Company for the year ended 31st December 2002, your Directors proposed to renew general mandates granted to your Directors to issue Shares and repurchase Shares, details of which are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve the renewal of the general mandates.

2. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Tuesday, 15th April 2003 to Thursday 17th April 2003 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 14th April 2003.

3. GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 9th May 2002, ordinary resolutions were passed to renew the general mandates to the Directors (i) to repurchase, inter alia, Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 9th May 2002 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 6(I) and 6(II) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

4. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held at the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Tuesday, 29th April 2003 at noon is set out on pages 6 to 8. At the Annual General Meeting, ordinary resolutions numbered 6(I) and (II) will be proposed to approve the renewal of the general mandate for the repurchase of Shares and the renewal of the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting even if you have completed and sent in a proxy form.

5. RECOMMENDATIONS

Your Directors believe that the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 6(I) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the grant of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the shares in issue as at the date of such Resolution. As at 27th March 2003, being the latest practicable date prior to the printing of this document for determining such figure, the number of Shares in issue, after deducting the number of Shares repurchased, was 5,687,878,988. On the basis of such figure, the Directors would be authorised to repurchase up to 568,787,898 Shares.

(ii) The Directors believe that the ability to repurchase shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the Annual Report for the year ended 31st December 2002) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor (to their best knowledge) any of their associates (as defined in the Listing Rules) presently intend to sell shares to the Company in the event that the general mandate is granted.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at 27th March 2003, being the latest practicable date prior to the printing of this document, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,226,174 Shares personally (0.06 per cent of the total issued Shares). In addition, 2,157,017,776 Shares (37.92 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("HD"), Fu Sang Company Limited ("FS") and some of the subsidiaries of Henderson Investment Limited ("HI"). Henderson Land Development Company Limited, a subsidiary of HD, beneficially owned more than 50 per cent of the issued shares of HI. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and FS. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(viii) In the six months immediately prior to the printing of this document, the Company repurchased Shares on the Stock Exchange as follows:

		Price per Share	
Date of Repurchase	Number of Shares Repurchased	Highest ($)	Lowest ($)
27th March 2003	2,977,000	9.70	9.60

Save as disclosed above, the Company had not purchased any Shares in the six months immediately prior to the printing of this document.

(ix) No "connected person", that is, a director, chief executive or substantial shareholder or their respective associates (as defined in the Listing Rules) of the Company has notified it of a present intention to sell shares to the Company and no such persons have undertaken not to sell any shares held by them to the Company in the event that the general mandate is granted by the Shareholders.

(x) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest *($)*	Lowest *($)*
March 2002	10.318A	9.682A
April 2002	9.864A	9.450
May 2002	11.150	9.700
June 2002	10.850	10.050
July 2002	10.600	10.000
August 2002	10.550	9.700
September 2002	10.900	10.050
October 2002	10.550	10.050
November 2002	10.900	10.100
December 2002	10.500	10.000
January 2003	10.300	9.700
February 2003	9.900	9.450
March 2003 (up to 27th March#)	9.950	9.450

A adjusted for the bonus issue 1 for 10 with ex-date 22nd April 2002
 # the latest practicable date prior to the printing of this circular

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Tuesday, 29th April 2003 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2002 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.

5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.

6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:–

   (I) "THAT

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company (i) to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted , issued or disposed of during or after the end of the Relevant Period and (ii) to purchase Shares be and it is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong); and

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "**THAT** conditional upon the passing of Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(I) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 5th March 2003

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants.

2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.

3. The register of members will be closed from Tuesday, 15th April 2003 to Thursday 17th April 2003, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 14th April 2003.

4. If approved, the dividend will be payable on Wednesday, 30th April 2003.

文第6項第(I)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

承董事會命
執行董事及公司秘書
陳達雄 謹啟

香港，2003年3月5日

附註：

1. 董事會表示，董事會目前並無意購回任何現有股份或發行任何新股或認股權證。

2. 凡有權出席年會及投票之股東，均可委派一位或多位代表出席會議及代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於年會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓，方屬有效。

3. 本公司將由2003年4月15日星期二至2003年4月17日星期四（包括首尾兩天）暫停辦理股份過戶登記。為確保有資格收取建議發行之末期股息，所有股份過戶文件連同有關股票，必須於2003年4月14日星期一下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

4. 如股東大會通過，股息將於2003年4月30日星期三派發。

值總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%;及

(d) 就本決議案而言:—

「有關期間」指由通過本決議案起計直至下列較早日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 根據法例或公司章程規定本公司須舉行下屆股東週年大會之期限屆滿時;及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時;

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股(惟本公司董事會有權就零碎股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排);及

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(II) 「**動議**:在本股東週年大會通告第6項第(I)段之動議獲得通過之條件下,擴大根據上文第6項第(I)段之決議案授予本公司董事會現已生效由董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權,即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加,增加額相等於本公司董事會根據上

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

敬啟者:本公司訂於2003年4月29日星期二中午12時正假座香港文華東方酒店雙喜廳舉行股東週年大會,議程如下:

1. 省覽截至2002年12月31日止年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重行委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師,並授權董事會釐訂其酬金。

5. 通過每名董事袍金每年為港幣13萬元,主席則另加港幣13萬元。

6. 視為特別事項處理,考慮採納下列決議案,如認為適當,即為普通決議:—

   (I) 「**動議**:

   (a) 在下文(b)及(c)段之限制下,一般性及無條件批准本公司董事會於有關期間內行使本公司(i)配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證及(ii)購回股份之一切權力;

   (b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%,而上述之批准應以此為限;

   (c) 除了在供股的情況下,本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發(不論其為依據認股權所配發與否)之股本面

(x) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 （元）	最低 （元）
2002年3月	10.318A	9.682A
2002年4月	9.864A	9.450
2002年5月	11.150	9.700
2002年6月	10.850	10.050
2002年7月	10.600	10.000
2002年8月	10.550	9.700
2002年9月	10.900	10.050
2002年10月	10.550	10.050
2002年11月	10.900	10.100
2002年12月	10.500	10.000
2003年1月	10.300	9.700
2003年2月	9.900	9.450
2003年3月（截至3月27日#）	9.950	9.450

A 於2002年4月22日因10送1紅股除淨而作出調整

即本文件付印前之最後實際可行日期

（如中文譯本之文義與英文原本有歧異時，應以英文原本為準）

(vii) 於2003年3月27日(本文件付印前之最後實際可行日期),主席李兆基博士個人實益擁有3,226,174股股份(佔已發行股份總數之0.06%)。此外,2,157,017,776股股份(佔已發行股份總數之37.92%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及恒基兆業發展有限公司(「恒基發展」)若干附屬公司實益擁有。恒基兆業地產有限公司為恒基兆業之附屬公司,並實益擁有超過50%恒基發展已發行股份。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人,實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。因此,根據香港公司收購及合併守則第26條,行使該項授權可能導致須向股東作出全面收購建議。

(viii) 在本文件付印日期前6個月內,本公司在聯交所購回之股份詳情如下:

購回日期	購回股份數目	每股價格 最高 (元)	每股價格 最低 (元)
2003年3月27日	2,977,000	9.70	9.60

除上述外,本公司在本文件付印日期前6個月內並無購回股份。

(ix) 本公司之「關連人士」,即本公司的董事、行政總裁或主要股東,或任何該等人士的聯繫人(定義見上市規則)概無知會本公司彼等現擬出售股份予本公司,彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

以下為上市規則規定就一般性授權購回股份之建議須寄予股東之説明書。説明書並構成該條例第49BA條規定之摘要。説明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第6(I)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份。於2003年3月27日，即本文件付印前確定該等數字之最後實際可行日期，在減去已購回股份後，已發行之股份數目為5,687,878,988股。以該數字為基準，董事會將獲授權購回最多568,787,898股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加資產淨值及/或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2002年12月31日止年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就董事會所知）各董事之任何聯繫人士（定義見上市規則）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照上市規則及香港法律，根據一般性授權行使本公司購回股份之權力。

3. 一般性授權發行股份及購回股份

在2002年5月9日舉行之本公司股東週年大會上，通過普通決議延續給予董事會(i)分別購回面值總額不超過本公司已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2002年5月9日之已發行股本面值總額之20%及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據條例及上市規則之條款，除非在股東週年大會上重新作出上述一般性授權，否則此等授權將在股東週年大會完結時失效。載於股東週年大會通告第6(I)及6(II)項決議案將於股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

遵照上市規則之規定寄予股東之有關回購決議案之說明書載於本文件之附錄，其中盡可能載有讓股東就贊成或反對該等決議案而作出有資料根據之選擇所需之資料。

4. 股東週年大會

建議於2003年4月29日星期二中午12時正在香港文華東方酒店雙喜廳舉行本公司股東週年大會之通告載於第六頁至第八頁。在股東週年大會上，第6(I)及6(II)項普通決議案將被提出，以批准延續購回股份之一般性授權以及延續分配、發行及以其他方式處置新增股份之一般性授權。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可出席股東週年大會及投票。

5. 推薦意見

董事會相信一般性授權購回股份及發行新股份符合本公司及其股東之利益，因此建議閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2003年4月4日

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

董事:
李兆基博士(主席)*
廖烈文先生**
梁希文先生*
利漢釗博士**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

* 非執行董事
** 獨立非執行董事

註冊辦事處:
香港
北角渣華道363號
23樓

敬啟者:

建議
一般性授權發行股份及購回股份

1. 緒言

於2003年3月5日公布本公司截至2002年12月31日止年度經審核業績時,董事會建議延續給予董事會發行股份及購回股份之一般性授權,有關建議之細節詳見下文。除此以外,本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的,是考慮並在各股東認為適當之情況下通過決議案,以批准延續上述一般性授權。

2. 暫停辦理股份過戶登記

本公司將由2003年4月15日星期二至2003年4月17日星期四(包括首尾兩天)暫停辦理股份過戶登記,以確定股東對擬派之末期股息所應享有之權利。為確保有資格收取建議之末期股息,所有股份過戶文件連同有關股票,必須於2003年4月14日星期一下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司,地址為香港皇后大道東183號合和中心17樓。

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2003年4月29日星期二中午舉行之本公司股東週年大會，大會通告載於本文件第六頁至第八頁
「本公司」	指	香港中華煤氣有限公司
「董事會」	指	本公司董事會
「上市規則」	指	聯交所證券上市規則
「條例」	指	公司條例（香港法例第32章）
「記錄日期」	指	2003年4月17日，即確定可獲發末期股息之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」及「仙」	概指	香港幣值

目　錄

頁次

釋義 ii

主席函件

1. 緒言 1
2. 暫停辦理股份過戶登記 1
3. 一般性授權發行股份及購回股份 2
4. 股東週年大會 2
5. 推薦意見 2

附錄 － 說明書 3

股東週年大會通告 6

此乃要件　請即處理

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司及香港中央結算有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

股東週年大會通告
建議
一般性授權
發行股份及購回股份

香港中華煤氣有限公司訂於2003年4月29日星期二中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第六頁至第八頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2003年4月4日

Corporate Information

Chairman
LEE Shau Kee

Directors
LIU Lit Man
LEUNG Hay Man
LEE Hon Chiu
Colin LAM Ko Yin
David LI Kwok Po
Ronald CHAN Tat Hung
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

Managing Director
Alfred CHAN Wing Kin

Executive Director and Company Secretary
Ronald CHAN Tat Hung

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Registered Office
23rd Floor, 363 Java Road, North Point, Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, Central, Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central, Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central, Hong Kong

Financial Calendar

Half-Year Results	Announced on Thursday, 5th September 2002
Full-Year Results	Announced on Wednesday, 5th March 2003
Annual Report	Posted to Shareholders on Friday, 4th April 2003
Register of Shareholders	To be closed on Tuesday, 15th April to Thursday, 17th April 2003
Annual General Meeting	To be held on Tuesday, 29th April 2003
Dividends – Interim	12 cents - Paid Monday, 21st October 2002
– Final (Proposed)	23 cents - Payable Wednesday, 30th April 2003

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
Website: www.towngas.com